Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of holders (“Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) will be held on Wednesday, June 22, 2022 at 2:00 p.m. (Toronto time) solely as a virtual (online) meeting by way of live audio webcast at https://web.lumiagm.com/442910108 (the “Meeting”) for the following purposes:

1.	To receive the consolidated financial statements of CI for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	To elect directors of CI (the “Directors”) for the ensuing year;

3.	To appoint auditors of CI for the ensuing year and authorize the Directors to fix the auditors’ remuneration;

4.	To consider and provide an advisory vote on the board of Directors’ (the “Board”) approach to executive compensation; and

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Management Information Circular dated May 3, 2022 (the “Information Circular”) provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Information Circular before voting.

The Board has fixed the close of business on May 2, 2022, as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Attending the Online Meeting

The Corporation is holding the Meeting solely as a virtual (online) meeting which will be conducted by way of live audio webcast.

Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with Directors and management of the Corporation as well as other Shareholders in real time. Shareholders will not be able to attend the Meeting in person, but virtual participation is encouraged.

Participants will need an Internet-connected device such as a laptop, computer, tablet or cellphone in order to access the virtual Meeting platform. The virtual Meeting platform will be fully supported across popular web browsers and devices running the most current version of applicable software plugins.

Registered Shareholders and duly appointed proxyholders will be able to participate in and vote online in real time at the Meeting at https://web.lumiagm.com/442910108 in accordance with instructions given in this Information Circular.

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Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to participate or vote at the Meeting.

Voting – General Information

Registered Shareholders are requested to complete and return the form of proxy included in the Notice Package (as defined below). You may also vote your Shares by proxy by appointing another person to attend the virtual Meeting and vote your Shares for you. To be valid, the form of proxy must be completed, signed and dated and received by the proxy department of the Corporation’s transfer agent, Computershare Investor Services Inc., by mail (a return envelope is provided for that purpose) at Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1, on the internet at www.investorvote.com, by facsimile at 1-866-249-7775 / 416-263-9524, or instructions must be received by phone at 1-866-732-8683, in each case no later than 5:00 p.m. (Toronto time) on June 20, 2022 or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

You are a non-registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. Please return your voting instructions as specified in the voting instruction form delivered to you in the Notice Package.

If a registered or non-registered Shareholder appoints a proxyholder other than the management nominees, that registered or non-registered Shareholder must also take the additional step of registering the proxyholder with the Corporation’s transfer agent, Computershare Investor Services Inc., at https://www.computershare.com/CIFinancial by 5:00 p.m. (Toronto time) on June 20, 2022 or the second business day before any adjourned or postponed meeting, after submitting their form of proxy or voting instruction form.

Failure to register the proxyholder with the Corporation’s transfer agent will result in the proxyholder not receiving a Username to participate in the Meeting and only being able to attend the Meeting as a guest.

Notice and Access Information

The Corporation is utilizing the notice and access mechanism under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows CI to post electronic versions of proxy-related materials online, rather than mailing paper copies of such materials to Shareholders.

Electronic copies of this Notice of Meeting, the Information Circular and the Corporation’s 2021 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2021, and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s pages on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com.

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Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 51-102 and NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2022 fiscal year.

Shareholders may obtain paper copies of the Information Circular and the Annual Report free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these materials in time to vote before the Meeting, your request must be received by June 8, 2022.

May 3, 2022

By Order of the Board of Directors of CI Financial Corp.

BRADLEY R. HOWARD Corporate Secretary CI Financial Corp.

Your vote is important. Whether or not you expect to attend the virtual Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the virtual Meeting and ask questions.

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TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1

Notice and Access	2
How To Vote your Shares	2
How to Vote if you are a Registered Shareholder	2
How to Vote if you are a Non-Registered Shareholder	3
Completing the Proxy Form	5
Participating at the Meeting	5
Changing Your Vote/Revoking Your Proxy	7
Voting Securities and Principal Holders	7
How the Votes are Counted	7

Business of the Meeting	8

1. Financial Statements	8

2. Election of Directors	8

Nominations for Election as Directors	8
Board and Committee Meetings Held and Attendance of Directors	19
Corporate Cease Trade Orders or Bankruptcies	20
Penalties and Sanctions	20
Our Policy on Majority Voting	20

3. Appointment of Auditors	21

4. Say on Pay	22

Letter from the GOVERNANCE, Human Resources, and Compensation Committee	23

Statement of Executive Compensation	25

COMPENSATION DISCUSSION AND ANALYSIS	25

Objectives of the Compensation Program	25
Rewarding Demonstrated Performance	25
Components of Compensation	27
Determination of Amount of Compensation	33
Competitive Market Review	35
Risk Management	36
Stakeholder Engagement	36
Chief Executive Officer Compensation	37

Performance Graphs	45

Summary Compensation Table	47

Equity Compensation Plan Information	48

Incentive Plan Awards	50

Defined Contribution Plans Table	52

Director Compensation	52

Termination and Change of Control Benefits	56

Indebtedness of Directors and Executive Officers	58

Statement of Governance Practices	59

The Role of the Board of Directors	59

Enterprise Risk Management	59
Integrity of Financial Information and Internal Controls	60
Strategic Planning	60
Succession Planning	61
Security holder Relations and Communications	61
Integrity and Ethics	61

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Board Composition and Independence	62

Size and Composition	62
Independence	63
Board Expertise	63
Term Limits	65
Directorships and Board Interlocks	65
Lead Director	66
Director Attendance	66
Ethical Business Conduct	66
Complaints and Whistleblowing	67
Committees of the Board	68
Executive Compensation-Related Fees	69
Board, Committee and Director Assessment	70
Position Descriptions	70
Orientation and Education	73
Board Diversity	74
Employee and Executive Officer Diversity	76
Responsible Investment	78
Climate Change	79

Compensation	79

Share Ownership by Executive Officers and Directors	79

Restrictions on Trading and Hedging Shares of the Corporation	80

Normal course issuer bid	80

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING	81

Additional information	81

Other business	81

Directors’ approval	82

SCHEDULE A – ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION	83

SCHEDULE B – board of directors’ mandate	84

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CI FINANCIAL CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies for use at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) to be held on Wednesday, June 22, 2022 at the time, in the manner and for the purposes set forth in the Notice of the Meeting.

The Corporation is holding the Meeting solely as a virtual (online) meeting which will be conducted by way of live webcast.

Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with Directors (as defined below) and management of the Corporation as well as other Shareholders in real time. Shareholders will not be able to attend the Meeting in person.

Participants will need an Internet-connected device such as a laptop, computer, tablet or cellphone in order to access the webcast Meeting platform. The webcast Meeting platform will be fully supported across popular web browsers and devices running the most current version of applicable software plugins.

Registered Shareholders and duly appointed Proxyholders will be able to attend, participate and vote online in real time at the Meeting at https://web.lumiagm.com/442910108 in accordance with instructions given in this Information Circular.

Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as Proxyholder will be able to attend the Meeting as guests but will not be able to vote at the Meeting.

The management of CI is soliciting the proxy of Shareholders for use at the Meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of CI or a proxy solicitation agent. CI has retained TMX Investor Solutions Inc. as proxy solicitation agent to assist us at an estimated cost of $35,000. Any questions or queries can be directed to TMX Solutions Inc. toll-free at 1-800-845-1507 or if outside North America, call direct at 201-806-7301 or by email at INFO_TMXIS@tmx.com. The cost of solicitation will be borne by CI. The proxy solicitation agent will monitor the number of Shareholders voting and may contact Shareholders directly. CI will reimburse intermediaries such as clearing agencies, securities dealers, banks, trust companies or their nominees for reasonable expenses incurred in sending proxy material to beneficial Shareholders and obtaining your proxies.

In this document, you and your refer to the Shareholders of CI. We, us, our, the Corporation and CI each refer to CI Financial Corp. Except as otherwise stated, the information contained in this Information Circular is given as of May 3, 2022, and references to CI’s fiscal year are to the year ended December 31, 2021.

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Notice and Access

The Corporation is utilizing the notice and access mechanism under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows issuers to post electronic versions of proxy-related materials (such as information circulars and annual financial statements) online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Corporation’s website, rather than mailing paper copies of such materials to Shareholders. Notice and access benefits the Corporation through the reduction in both postage and material costs and the promotion of environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Electronic copies of the Notice of Meeting, the Information Circular and the Corporation’s 2021 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2021 and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s profile on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com. The Corporation’s Annual Information Form dated March 31, 2022 (the “Annual Information Form”) can also be found on SEDAR and the CI website. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Information Circular. Shareholders are reminded to review the Information Circular before voting.

Shareholders may obtain paper copies of the Information Circular and the Annual Report free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these materials in time to vote before the Meeting, your request must be received by June 8, 2022.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 51-102 and NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2022 fiscal year.

HOW TO VOTE YOUR SHARES

How to Vote if you are a Registered Shareholder

You are a registered Shareholder if your name appears on your share certificate or if you are registered as the holder of Shares in the Corporation’s share register maintained by its transfer agent, Computershare. Your proxy form will indicate whether you are a registered Shareholder. Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “Proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. If you are a registered Shareholder, the applicable proxy form(s) are included in the Notice Package.

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If you are a registered Shareholder you can attend the Meeting online or, if you are not able to attend, you may vote by submitting your proxy no later than 5:00 p.m. (Toronto time) on June 20, 2022, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting, in any of the following ways:

BY TELEPHONE	Call 1-866-732-8683 (toll free in Canada or the United States)

BY INTERNET	Go to www.investorvote.com

BY MAIL

Complete, sign and date the proxy and return it in the envelope provided or otherwise to:

Computershare Investor Services Inc.,

Proxy Tabulation,

100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1

BY FAX	Complete, sign and date the proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States)

BY APPOINTING ANOTHER PERSON TO ATTEND AND VOTE	Strike out the two names of the representatives of CI that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the proxy and use one of the methods outlined here to return it to Computershare. The person does not have to be a Shareholder but please ensure that he or she knows that you have appointed them and they are available to attend the Meeting on your behalf.

The persons named in the proxy form included in the Notice Package are representatives of CI. These persons will vote your Shares for you, unless you appoint someone else to be your Proxyholder.

If you wish that a person other than the representatives of CI identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Shares, you MUST register such Proxyholder with Computershare after having submitted your form of proxy identifying such Proxyholder.

Failure to register the Proxyholder will result in the Proxyholder not receiving a Username to participate in the Meeting. Without a Username, Proxyholders will not be able to attend, participate or vote at the Meeting. To register a Proxyholder, Shareholders MUST visit https://www.computershare.com/CIFinancial and provide Computershare with their Proxyholder’s contact information, so that Computershare may provide the Proxyholder with a Username by way of email.

If you appoint someone else as your Proxyholder, he or she must be present at the virtual Meeting to vote your Shares and the proxy appointing this individual must be received by our transfer agent, Computershare, no later than 5:00 p.m. (Toronto time) on June 20, 2022 (or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting) and the Proxyholder must be registered with Computershare, as described in more detail above.

How to Vote if you are a Non-Registered Shareholder

You are a non-registered (or beneficial) Shareholder if your broker, investment dealer, bank, trust company, custodian, nominee or other intermediary (your “Nominee”) holds your Shares for you.

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If you are a non-registered Shareholder we will not have any record of your ownership, so the only way that you can vote your Shares is by instructing your Nominee. Your Nominee is required to ask for your voting instructions before the Meeting. In most cases, you will receive a voting instruction form from your Nominee as part of your Notice Package that allows you to provide your voting instructions by telephone, on the Internet, by facsimile, or by mail. You should complete the voting instruction form and sign and return it in accordance with the directions on that form. Less frequently, you may receive from your Nominee a proxy form that has already been signed by the Nominee, which is restricted to the number of Shares beneficially owned by you but is otherwise not completed. If you have received this proxy form, you should complete it and return it to Computershare no later than 5:00 p.m. (Toronto time) on June 20, 2022, using one of the methods set out above. Please contact your Nominee if you did not receive a voting instruction form or a proxy form.

If you wish that a person other than the representatives of CI identified on the form of proxy or voting instruction form to attend online and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered Shareholder and wish to appoint yourself as Proxyholder to attend, participate, and vote at the Meeting, you MUST register such Proxyholder with Computershare after having submitted your form of proxy or voting instruction form identifying such Proxyholder.

Failure to register the Proxyholder will result in the Proxyholder not receiving a Username to participate in the Meeting. Without a Username, Proxyholders will not be able to attend, participate or vote at the Meeting. To register a Proxyholder, Shareholders MUST visit https://www.computershare.com/CIFinancial and provide Computershare with their Proxyholder’s contact information, so that Computershare may provide the Proxyholder with a Username by way of email.

If you appoint someone else as your Proxyholder, he or she must be present at the virtual Meeting to vote your Shares, the proxy appointing this individual must be received by our transfer agent, Computershare, no later than 5:00 p.m. (Toronto time) on June 20, 2022 (or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting) and the Proxyholder must be registered with Computershare, as described in more detail above.

If you are not sure whether you are a registered Shareholder, please contact Computershare:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Telephone	AnswerLine: 514-982-7555 or 1-800-564-6253 (toll free in Canada and the United States)

Fax	1-888-453-0330 (toll free in Canada and the United States) or 416-263-9394 (outside Canada and the United States)

E-mail	service@computershare.com

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Completing the Proxy Form

You can choose to vote “FOR” or “WITHHOLD” your vote in respect of the election of each person nominated as a director and the appointment of auditors, and “FOR” or “AGAINST” the Shareholder advisory vote on executive compensation. The Shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

When you submit your completed proxy form, you authorize Kurt MacAlpine, the Chief Executive Officer of CI, or William T. Holland, the Chairman of CI, to vote your Shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted:

•	FOR electing each of the nominated directors who are listed in this Information Circular; and

•	FOR appointing Ernst & Young LLP as auditors and authorizing the directors of the Corporation (the “Directors”) to fix the auditors’ remuneration.

YOUR SHARES WILL NOT BE VOTED IN RESPECT OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION IF YOU HAVE NOT INDICATED HOW YOU WOULD LIKE YOUR SHARES VOTED ON THAT RESOLUTION.

You have the right to appoint a person other than the persons designated in the proxy form to represent you at the Meeting. If you are appointing someone else to vote your Shares for you at the Meeting, strike out the two names of the representatives of CI that are printed on the proxy form and write the name of the person you are appointing in the space provided. If you do not specify how you want your Shares voted, your Proxyholder will vote your Shares as he or she sees fit on any matter that may properly come before the Meeting.

If you are an individual, you or your authorized attorney must sign the proxy form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy form. A proxy form signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with CI).

If you need help completing your proxy form, please contact Computershare at 514-982-7555 or at 1-800-564-6253 (toll free in Canada and the United States) or by e-mail at service@computershare.com.

Participating at the Meeting

The Meeting will be hosted online by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person. Voting at the Meeting will only be available for registered Shareholders and duly appointed Proxyholders. Non-registered Shareholders who have not appointed themselves as a Proxyholder may attend the Meeting by clicking “I am a guest” and completing the online form.

Registered Shareholders and duly appointed Proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

o	Registered Shareholders – The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the case sensitive Password is “cifinancial2022”.

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o	Proxyholders – Computershare will provide the Proxyholder with a Username after the voting deadline has passed. The case sensitive Password to the meeting is “cifinancial2022”. Without a Username, Proxyholders will not be able to vote at the Meeting.

o	Non-Registered Shareholders – if you do not have a 15-digit control number or Username you will only be able to attend as a guest which allows you listen to the Meeting; however, you will not be able to vote or submit questions.

United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

By email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and must be received no later than 5:00 p.m. (Toronto time) on June 20, 2022. You will receive a confirmation of your registration by email following receipt of your registration materials. You may attend the Meeting and vote your Shares at https://web.lumiagm.com/442910108 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/CIFinancial.

To have your Shares voted at the Meeting, each registered Shareholder or Proxyholder will be required to enter the control number or Username provided by Computershare at https://web.lumiagm.com/442910108 prior to the start of the Meeting.

If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

In order to participate online, Shareholders must have a valid 15-digit control number and Proxyholders must have received an email from Computershare containing a Username.

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Changing Your Vote/Revoking Your Proxy

You can revoke a vote you made by proxy by:

•	Voting again by telephone or on the Internet before 5:00 p.m. (Toronto time) on June 20, 2022;
•	Completing a proxy form that is dated later than the proxy form you are changing, and sending it to Computershare so that it is received no later than 5:00 p.m. (Toronto time) on June 20, 2022;
•	Sending a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the Corporate Secretary of CI so that it is received no later than the last business day before the date of the Meeting or any adjournment thereof;
•	Giving a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the chair of the Meeting, at the Meeting or any adjournment; or
•	If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting Securities and Principal Holders

CI is authorized to issue an unlimited number of Shares. As at May 2, 2022, 195,763,669 Shares were issued and outstanding. Each Share entitles the Shareholder to one vote in respect of each matter to be voted on at the Meeting. Only persons who were registered as holders of Shares as of the close of business on May 2, 2022 (the “Record Date”) are entitled to receive notice of, and attend and vote at, the Meeting.

The Directors and executive officers of CI are not aware of any person who directly or indirectly beneficially owns, or exercises control or direction over, 10% or more of the outstanding Shares.

How the Votes are Counted

Only persons who were registered as holders of Shares as of the close of business on the Record Date are entitled to receive notice of, attend and vote at the Meeting. CI has prepared or caused to be prepared a list of the registered holders of Shares as of the close of business on the Record Date. At the Meeting, each holder of Shares named on that list will be entitled to vote the Shares shown opposite the holder’s name on the list.

Computershare counts and tabulates the votes. It does this independently of CI. Computershare refers proxy forms to management only when (i) it is clear that a Shareholder wants to communicate with management; (ii) the validity of the form is in question; or (iii) the law requires it.

All resolutions that are scheduled to be voted upon at the Meeting are ordinary resolutions. A simple majority of the votes cast by proxy and in person will constitute approval by ordinary resolution of each matter voted on at the Meeting.

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Business of the Meeting

1. Financial Statements

The consolidated financial statements of CI for the year ended December 31, 2021, have been sent to Shareholders who have requested that they receive a copy and will be placed before the Meeting. The financial statements are also available on the SEDAR website at www.sedar.com.

2. Election of Directors

The following pages include a profile of each nominated Director with an explanation of his or her experience, qualifications, top areas of expertise, participation on the board of directors (the “Board of Directors” or the “Board”) and its committees, ownership, value of equity securities of CI and extent of fulfillment of the CI share ownership requirements, as well as participation on the boards of other public companies. A more detailed description of our Directors’ skills can be found below. For information on the compensation paid to non-management Directors, please refer to the section of this Information Circular entitled “Statement of Executive Compensation – Director Compensation”. In addition, a description of the role of the Board is included in the section of this Information Circular entitled “Statement of Governance Practices – The Role of the Board of Directors” and the Mandate of the Board of Directors (the “Board Mandate”) is attached as Schedule “B” to this Information Circular.

The Board believes that share ownership is an important criterion for aligning the interests of Directors with those of the Corporation’s other Shareholders. The Board Mandate requires each non-employee Director to acquire, within a three-year period, beneficial ownership of a number of Shares and/or Deferred Share Units (“DSUs”), the market value of which is at least three times the annual retainer paid to the Director. The Chief Executive Officer (who is a Director) is required to beneficially own the number of Shares and/or Restricted Share Units (“RSUs”), the market value of which is at least 10 times his or her current base salary. The profiles below indicate fulfillment of the ownership requirement. In aggregate, the nominated Directors own 21,148,299 Shares, DSUs and/or RSUs, representing approximately 10.8% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours. For more information, please refer to the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership by Executive Officers and Directors”.

Nominations for Election as Directors

The Board currently consists of nine Directors, eight of whom were duly elected at the last annual meeting of Shareholders held on June 16, 2021. Ms. Sarah Ward was appointed to the Board by directors’ resolution on February 9, 2022.

Eight of the current Directors have agreed to be nominated and stand for election or reelection at the Meeting. On February 10, 2022, the Corporation announced that Ms. Sheila Murray had advised the Corporation that she did not intend to stand for re-election to the Board. Her term as a director will end at the termination of the Meeting. The Corporation thanks Ms. Murray for her years of dedicated service to the Corporation for the benefit of the Corporation and its stakeholders.

The Board assesses its effectiveness and optimal size regularly, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members, and the risks and strategic direction of the Corporation. Having engaged in this discussion, the Board has concluded that eight Directors continues to be the optimal size for effective decision-making and the directors standing for nomination continue to have complementary skill sets without any material gaps in expertise.

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Each of the eight nominated Directors is proposed to be elected as a Director to serve until the termination of the next annual meeting of Shareholders or until his or her earlier resignation or removal or his or her successor is elected or appointed.

The Board believes that a diversity of views, skills and business experience enhances the ability of the Board as a whole to fulfil its responsibilities to the Corporation. The Board is comprised of individuals who bring the right mix of knowledge, interest, skill and experience relevant to the Corporation and required by the Board to fulfill its mandate. In broad terms, the following areas of expertise are the core competencies of the Board:

Accounting and Finance	Wealth Management	Asset Management
CEO Experience / Strategic Leadership	Risk Management	Regulatory Affairs
Human Resources / Compensation	Governance / Legal	IT / Fintech
Financial Services	International Expertise	Mergers and Acquisitions

We are satisfied that each of the nominees for election as Directors possesses the necessary skills and experience to guide your company, as shown in the below matrix of the competencies and core expertise of the nominated Directors.

	Independent	Accounting and Finance	Wealth Management	Asset Management	CEO Experience / Strategic Leadership	Risk Management	Regulatory Affairs	Human Resources / Compensation	Governance / Legal	IT / Fintech	Financial Services	International Expertise	Mergers and Acquisitions
William E. Butt	X	X	X	X	X	X					X	X	X
Brigette Chang-Addorisio	X	X				X		X
William T. Holland	X		X	X	X	X		X			X	X	X
Kurt MacAlpine			X	X	X	X		X		X	X	X	X
David P. Miller	X					X	X	X	X				X
Tom P. Muir	X	X	X	X	X		X		X	X	X		X
Paul J. Perrow	X	X	X	X	X			X			X
Sarah Ward	X	X				X	X	X	X		X	X	X

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In addition, when assessing nominees for Director, the Board will expect the nominee to demonstrate:

Sound business judgment	High ethical standards	Commitment to CI
Good communication skills and the ability to influence decision-making	Proven track record	Ability to Work Collaboratively
Independent Thought

We expect each Director to devote the time and resources necessary to properly fulfill his or her responsibilities. For that reason, each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. In addition, to ensure our Directors have sufficient time and energy to devote to their responsibilities at CI, we limit the number of public company boards on which they can serve and consideration is also given to private company and not-for-profit directorships, as described in greater detail under “Statement of Governance Practices – Board Composition and Independence – Directorships and Board Interlocks”.

The Board has determined that seven of the eight individuals nominated for election at the Meeting are independent. The nominee who is not independent is Mr. MacAlpine, due to the executive position he holds at CI. Mr. Holland resigned from his role as Executive Chairman of the Board over five years ago, along with its accompanying duties, and continued in the role of Chairman of the Board; the Governance, Human Resources, and Compensation Committee (the “GHRC Committee”) now considers Mr. Holland to be independent. All of the members of each of the Audit and Risk Committee and the GHRC Committee of the Board are independent Directors. For more information about the Corporation’s independence standards and assessment, see the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence - Independence”.

The following table sets out important information regarding each of the Director nominees:

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 CI FINANCIAL Proxy Circular 11 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2019 TERM LIMIT: 2031 Independent Age: 59 Areas of Expertise: Accounting and Finance; Wealth Management; Asset Management; CEO Experience / Strategic Leadership; Risk Management; Financial Services; International Expertise; Mergers and Acquisitions 2021 VOTES IN FAVOUR: 99.3% William E. Butt Mr. Butt brings two decades of experience in managing a large and growing multinational financial services organization to the CI Board. Most recently, he was Global Head of Investment and Corporate Banking for BMO Financial Group, one of the world’s largest banks. In this role, he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. His accomplishments included the expansion of BMO’s business in the United States and into Australia, China and India. As one of BMO’s senior leaders, Mr. Butt sat on its Management Committee and its Capital Markets’ Executive, Operating and Management Committees. He serves on the Board of Directors of OMERS, one of Canada’s largest defined benefit pension plans, and chairs its Investment Committee and previously chaired its Audit & Pension Committee. He is a former director of Xplornet Communications and chaired its Human Resources and Governance Committee. Mr. Butt is Co-Chairperson of the Children’s Aid Foundation of Canada’s $75 million “Stand Up For Kids – Futures Transformed Campaign” and a member of the Children’s Aid Foundation’s Board of Directors and Executive Committee (2016-present). He previously served as Chairperson of the St. Michael’s Hospital (Toronto) President’s Council (2011-2021) and on the St. Michael’s Hospital Foundation Board of Directors. He holds a Bachelor of Commerce (University of Windsor), MBA (Ivey Business School), and ICD.D (Institute of Corporate Directors) and studied at the Rotterdam School of Management. He is a past recipient of Canada's Top 40 Under 40 honours. SHARES OWNED OR CONTROLLED 279,433* *(251,500 Shares and 27,933 DSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $4,672,120 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 9.2 BOARD COMMITTEES AUDIT AND RISK COMMITTEE (CHAIR)

 CI FINANCIAL Proxy Circular 12 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2018 TERM LIMIT: 2030 Independent Age: 45 Areas of Expertise: Accounting and Finance; Risk Management; Human Resources / Compensation 2021 VOTES IN FAVOUR: 97.27% Brigette Chang-Addorisio Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its CEO from 1996 to 1999. She is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 to 2003, she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio is a Director of two private companies, Mercatus Technologies Inc. and ColorAd Packaging. She holds a Bachelor of Commerce from Queen’s University and a Bachelor of Education from the University of Toronto. SHARES OWNED OR CONTROLLED 10,217,497(1) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $170,836,550 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 335.0 BOARD COMMITTEES Audit and Risk Committee

 CI FINANCIAL Proxy Circular 13 TORONTO, ONTARIO CANADA DIRECTOR SINCE 1994 TERM LIMIT: N/A Independent Age: 63 Areas of Expertise: Wealth Management; Asset Management; CEO Experience / Strategic Leadership; Risk Management; Governance / Legal; Financial Services; International Expertise; Mergers and Acquisitions William T. Holland Mr. Holland is the Chairman of the Board of the Corporation. He joined CI in 1989 and worked in progressively senior roles before being appointed Chief Executive Officer in 1999, a position he held for more than 10 years. Under his leadership, CI significantly expanded its product lineup, diversified its distribution and made a number of acquisitions that contributed strongly to the company’s growth and presence in the Canadian asset and wealth management industry. Mr. Holland has been a director of Holland Bloorview Kids Rehabilitation Hospital Foundation since 2006 and a director, member of the Governing Council and member of the of the Nomination and Governance committee of the Sunnybrook Foundation since 2018. Mr. Holland has served as Chairman since 2017 and was Executive Chairman from 2010 to 2017. He has been a Director since 1994. 2021 VOTES IN FAVOUR: 94.1% SHARES OWNED OR CONTROLLED 9,292,585* *(9,282,666 Shares and 9,919 DSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $155,372,021 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 124.3 OTHER PUBLIC BOARD DIRECTORSHIPS Mr. Holland is a director of Real Matters Inc., a public technology company that provides services for the mortgage lending and insurance industries.

 CI FINANCIAL Proxy Circular 14 MIAMI, FLORIDA USA DIRECTOR SINCE 2019 TERM LIMIT: N/A Not Independent Age: 40 Areas of Expertise: Wealth Management; Asset Management; CEO Experience / Strategic Leadership; IT / Fintech; Financial Services; International Expertise; Mergers and Acquisitions 2021 VOTES IN FAVOUR: 98.89% Kurt MacAlpine Mr. MacAlpine was appointed Chief Executive Officer and Director of CI Financial in September 2019. As CEO, he has introduced a new strategic direction for CI, more than doubling the firm’s assets under management and advisement. This strategy has included the establishment of a major private wealth business in the United States and the expansion of CI’s Canadian wealth management operations. Mr. MacAlpine also has overseen a revitalization of the firm’s asset management business, the rebranding of CI and its subsidiaries, and the listing of its shares on the New York Stock Exchange, among other initiatives. Mr. MacAlpine brought extensive experience in the global asset and wealth management industry to CI. Previously, he was Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management, a global asset manager and exchange-traded fund sponsor based in New York. He was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses and was a member of the company’s global executive management committee. Prior to joining WisdomTree, Mr. MacAlpine was a Partner and Leader of the North American Asset Management Practice at McKinsey & Company, a global management consulting firm, based in its New York office. He managed teams working with some of the largest asset and wealth managers in the world on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development. Mr. MacAlpine holds a Bachelor of Commerce degree from Saint Mary’s University and an MBA from Queen’s University. SHARES OWNED OR CONTROLLED 727,966* *(209,082 Shares and 518,884 RSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $12,171,592 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 1.1 OTHER PUBLIC BOARD DIRECTORSHIPS The Chief Executive Officer is not permitted to sit on other public company boards.

 CI FINANCIAL Proxy Circular 15 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2013 TERM LIMIT: 2025 Independent Age: 72 Areas of Expertise: Risk Management; Regulatory Affairs; Human Resources / Compensation; Governance / Legal; Mergers and Acquisitions David P. Miller Mr. Miller is an accomplished leader and strategic advisor with more than three decades of legal experience in the telecommunications and media industries. He has expertise in mergers and acquisitions and a wide variety of commercial agreements. Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc., a leading Canadian telecommunications provider. He had been with Rogers for over 30 years in increasingly senior roles and has extensive experience in public and private financing and operating in a highly regulated industry. He currently acts as Special Advisor to the Chief Executive Officer of Rogers Communications Inc. Mr. Miller has been a member of the Advisory Board of Atlantic Packaging Products Limited since 2012, where his roles have included Chair of the Advisory Board, Chair of the Governance Committee, and a member of the Audit Advisory Committee. He was also a Director of Maple Leaf Sports and Entertainment Partnership from 2017 to 2019 and served on the Audit Committee and Human Resources Committee. Since 2018, Mr. Miller has been a Distinguished Fellow at the Ted Rogers School of Management at Ryerson University. He holds a Bachelor of Civil Law and Bachelor of Common Law from McGill University. 2021 VOTES IN FAVOUR: 82.35% SHARES OWNED OR CONTROLLED 24,742* *(8,500 Shares and 16,242 DSUs) ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $413,686 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 0.8(2) BOARD COMMITTEES GHRC Committee (Chair)

 CI FINANCIAL Proxy Circular 16 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2011 TERM LIMIT: 2023 Independent Age: 66 Areas of Expertise: Accounting and Finance; Wealth Management; Asset Management; CEO Experience / Strategic Leadership; Regulatory Affairs; Governance / Legal; IT / Fintech; Financial Services; Mergers and Acquisitions Tom P. Muir | FCPA, FCA. FCBV Mr. Muir is the Lead Director of the Corporation. He has extensive and diverse experience in strategy, operations and finance, having served in C-suite roles at leading Canadian companies. He was Co-Managing Director from 2007 to 2017 of Muir Detlefsen & Associates Limited, a company which worked in partnership with shareholders of public and private companies to develop and implement value-added strategic and operational plans for investee businesses. Mr. Muir’s prior operating positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc., a leading public Canadian consumer packaged foods company, and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir is a Director and Chair of the Audit Committee of Merrco Payments Inc., a provider of secure payment solutions, and a Director and member of the Finance and Audit Committee of Brewers Retail Inc., which operates over 450 retail stores in Ontario under the name The Beer Store. He has served on the boards of many other public companies, including serving as Lead Director, Chair of Audit/Finance committees and on Governance and Human Resources committees. Mr. Muir is a Fellow, Chartered Professional Accountant, a Fellow, Chartered Business Valuator, and a Life Member of the Institute of Chartered Business Valuators. He has a Bachelor of Commerce degree from the University of Toronto. 2021 VOTES IN FAVOUR: 96.69% SHARES OWNED OR CONTROLLED 135,392 ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $2,263,754 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 4.4 BOARD COMMITTEES Audit and Risk Committee GHRC Committee (ex officio)

 CI FINANCIAL Proxy Circular 17 TORONTO, ONTARIO CANADA DIRECTOR SINCE 2018 TERM LIMIT: 2030 Independent Age: 58 Areas of Expertise: Accounting and Finance; Wealth Management; Asset Management; CEO Experience / Strategic Leadership; Human Resources / Compensation; Financial Services Paul J. Perrow Mr. Perrow has over 30 years of valuable leadership experience in the asset management industry. Mr. Perrow was Senior Vice-President, Director of Sales and Marketing with CI Investments Inc. until December 1996. From 1996 to 2013, he held a number of other senior industry positions, including: Managing Partner of Red Sky Capital, which offered investment funds to accredited investors; Co-Head and Managing Director of Merrill Lynch Investment Managers Canada; Co-Founder and President of Fairway Capital Management Corp. (Toronto); and President and Chief Executive Officer of BluMont Capital. He was also a Director of Integrated Asset Management Corp. when it was a public company. Mr. Perrow is also Chair of the Investment Committee of Holland Bloorview Kids Rehabilitation Hospital Foundation. 2021 VOTES IN FAVOUR: 97.22% SHARES OWNED OR CONTROLLED 385,000 ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) $6,437,200 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 12.6 BOARD COMMITTEES GHRC Committee OTHER PUBLIC BOARD DIRECTORSHIPS Mr. Perrow is a director of Euro Sun Mining Inc. (formerly Carpathian Gold Inc.), a Canadian-based development-stage mining company.

 CI FINANCIAL Proxy Circular 18 HOBE SOUND, FLORIDA, USA DIRECTOR SINCE 2022 TERM LIMIT: 2034 Independent Age: 62 Areas of Expertise: Accounting and Finance; Risk Management; Regulatory Affairs; Human Resources / Compensation; Governance / Legal; Financial Services; International Expertise; Mergers and Acquisitions 2021 VOTES IN FAVOUR: N/A Sarah M. Ward Ms. Ward is a globally recognized leader in business law with more than three decades of experience serving leading financial institutions and other large international firms. She practiced law for more than 35 years at Skadden, Arps, Slate, Meagher & Flom LLP, where she was a New York-based Partner in the firm’s Banking Group and co-chair of its Legal Opinion Oversight Committee. Ms. Ward’s practice focused on representing borrowers and lenders in acquisitions, leveraged financings and corporate restructurings. Her clients included a wide variety of public companies, private equity firms and financial institutions. Ms. Ward’s experience at Skadden also included membership in its Policy Committee, the firm’s governing body, and serving as global co-head of the Banking Group from 2009-14. She also authored numerous articles related to her areas of practice and has lectured extensively on banking-related topics. Ms. Ward holds a Doctor of Law degree from Fordham University School of Law and a Bachelor of Arts degree from Princeton University. SHARES OWNED OR CONTROLLED 0 ($ VALUE BASED ON CLOSING PRICE OF CI SHARES ON MAY 3, 2022) 0 TOTAL VALUE AS A MULTIPLE OF SHARE OWNERSHIP TARGET 0(3) BOARD COMMITTEES GHRC Committee Notes: (1) Ms. Chang-Addorisio has 100% beneficial interest in respect of 471,257 Shares, and 50% beneficial interest and 47% voting rights in respect of 9,746,240 Shares owned by G. Raymond Chang Ltd. (2) Mr. Miller satisfied the Share ownership threshold prior to a recent decline in the Share price. Pursuant to the Share Ownership Guidelines which is defined and discussed in the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership of Executive Officers and Directors”, Mr. Miller remains in compliance with the Share Ownership Guidelines and will not be permitted to sell or transfer any Shares until the threshold has again been achieved. (3) Ms. Ward has until February 2025 to meet the non-employee director share ownership requirement of three times her annual director’s fee.

Board and Committee Meetings Held and Attendance of Directors

Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. The chart below illustrates the number of Board and committee meetings held during the fiscal year ended December 31, 2021, and the meeting attendance record for each Director who was a Director in 2021.

BOARD AND COMMITTEE MEETINGS HELD DURING THE FISCAL YEAR ENDED DECEMBER 31, 2021

Board Meetings

Regularly Scheduled	5
Special	11
Committee Meetings

Audit and Risk Committee
Regularly Scheduled	5
Special	1
Governance, Human Resources, and Compensation Committee
Regularly Scheduled	4
Special	7

ATTENDANCE OF DIRECTORS

Director	Regular Board Meetings	Special Board Meetings	Committee Meetings
William E. Butt	5 of 5	11 of 11	6 of 6
Brigette Chang-Addorisio	5 of 5	11 of 11	17 of 17
William T. Holland	5 of 5	10 of 11	-
Kurt MacAlpine	5 of 5	11 of 11	-
David P. Miller	5 of 5	11 of 11	11 of 11
Tom P. Muir	5 of 5	11 of 11	17 of 17
Sheila A. Murray	5 of 5	11 of 11	-
Paul J. Perrow	5 of 5	11 of 11	17 of 17

To date in 2022, there has been one regularly scheduled Board meeting and four special Board meetings. The special Board meetings have been held in order for the Board to review and approve certain acquisitions requiring Board approval, annual regulatory filings, and in connection with strategy discussions. At these meetings the Board received reports from management, analyses, models, projections of acquisition targets, and presentations from third-party advisors. The Audit and Risk Committee has met three times and the GHRC Committee has met twice in 2022.

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During fiscal 2021, each Director attended all of the regularly scheduled meetings of the Board as well as all special meetings of the Board and all committee meetings of which he or she was a member, with the exception of Mr. Holland who was unable to attend a special Board meeting held on April 8, 2021. Where a Director is unavoidably unable to attend a meeting, he or she will, if possible, provide his or her views prior to the meeting in a discussion with the lead Director of the Board (the “Lead Director”), the Chairman, or the Chair of the relevant committee, as appropriate, which will be shared with the Board or the respective committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of CI, none of the persons proposed for election as Directors (a) are, as at the date hereof, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties and Sanctions

To the knowledge of CI, none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Our Policy on Majority Voting

You are being asked to vote for each nominee for Director separately and not as part of a slate. Under our Majority Voting Policy, in an uncontested election of Directors, if a Director receives more “withheld” votes than “for” votes, he or she will promptly offer to resign as a Director. The GHRC Committee will review the matter and then recommend to the Board whether to accept the resignation. The Board will accept the resignation absent extraordinary circumstances. The affected Director will not participate in any Board or committee deliberations on the matter. If the affected Director is also an employee of the Corporation, the Board will take into consideration the impact of its decision on the employment relationship.

The Board will announce by press release its decision within 90 days of the Meeting. If it rejects the Director’s offer to resign, the Board will disclose the reasons why. If the Board accepts the Director’s offer to resign, it may appoint a new Director to fill the vacancy.

* * * * *

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It is the intention of the individuals named in the enclosed form of proxy to vote FOR the election of each of the nominated individuals listed above as Directors, to hold office until the close of the next annual meeting of Shareholders or until their earlier resignation or removal or their successors are duly elected or appointed, unless specifically instructed in the proxy to withhold such vote.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but should that occur for any reason prior to the Meeting the persons named in the enclosed proxy form reserve the right to vote in their discretion for other nominees.

3. Appointment of Auditors

It is proposed that Ernst & Young LLP, the present auditors of CI, be reappointed as the auditors of CI, to hold office until the termination of the next annual meeting of Shareholders, and that the Directors be authorized to fix the auditors’ remuneration. The Audit and Risk Committee has recommended to the Board of Directors, and the Board has approved, the nomination of Ernst & Young LLP for such reappointment. In 2021, 95.85% of votes cast by Shareholders were in favour of the appointment of Ernst & Young LLP as the auditors of CI. Ernst & Young LLP have been the auditors of CI since it first offered securities to the public in 1994.

See the heading “Audit and Risk Committee Information” in the Annual Information Form available on SEDAR at www.sedar.com for further details regarding the services of the auditors provided to CI, the fees paid to the auditors for those services and information regarding the Audit and Risk Committee of CI.

* * * * *

It is the intention of the individuals named in the enclosed form of proxy to vote FOR the reappointment of Ernst & Young LLP as auditors of CI to hold office until the close of the next annual meeting of Shareholders and in favour of authorizing the Directors to fix the remuneration of the auditors, unless specifically instructed in the proxy to withhold such vote.

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4. Say on Pay

In 2011 the Board adopted Say on Pay, an advisory vote which permits Shareholders to register their views on the Board’s approach to executive compensation. In 2021, 38.07% of votes cast by Shareholders were in favour of the Board’s approach to executive compensation. The Board was concerned to have received low Shareholder support and takes this input seriously. The Board and management have taken steps to understand Shareholder concerns and address them as discussed in this Information Circular. Once again, the Board is asking Shareholders to participate in an advisory vote on the Board’s approach to executive compensation as set out in the Statement of Executive Compensation contained below in this Information Circular. The purpose of the Say on Pay advisory vote is to provide the Board with Shareholder reaction to the Board’s decisions regarding executive compensation. The results are not binding on the Board; however, the Board and the GHRC Committee intend to consider the results of the advisory vote in future compensation decisions. CI will disclose the results of the Shareholder advisory vote as part of its report on voting results for the Meeting. A copy of the advisory resolution to be considered by Shareholders is included as Schedule “A” to this Information Circular. The Corporation, with the support of the GHRC Committee, has undertaken a review of compensation practices, and engaged an independent compensation consultant, to continue to ensure that they are aligned with Shareholder interests and appropriately reward performance and execution of the strategic priorities, as further described under the heading Executive Compensation-Related Fees.

* * * * *

If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

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Letter from the GOVERNANCE, Human Resources,
and Compensation Committee

Dear Shareholders,

The Governance, Human Resources, and Compensation Committee of the Board is pleased to provide you with this report on the Corporation’s overall executive compensation philosophy and the process we have adopted to determine the appropriate manner and level of compensation for the Chief Executive Officer and the Corporation’s other senior executives. 2021 was a dynamic year for the Corporation as it continued to execute on its strategic transformation by focusing on three key strategic priorities: further modernize the Corporation’s asset management business; expand the Corporation’s wealth management platform; and continue to globalize the Corporation.

As Chief Executive Officer, Mr. MacAlpine was responsible for executing upon a significant number of initiatives designed to advance the strategic priorities. In direct response to shareholder feedback, Mr. MacAlpine’s performance in this regard was assessed through the lens of a new CEO Scorecard which relies on specific quantitative metrics, developed in consultation with a global organizational consulting firm, to set CEO compensation. Details of this CEO Scorecard can be found both below and under the heading Chief Executive Officer Scorecard Results. As part of the Corporation’s ongoing commitment to improve corporate governance in general, the Board also consulted with numerous stakeholders on a variety of matters which is further described in the section on Stakeholder Engagement in this Information Circular.

Compensation Philosophy

CI wants to attract and retain executives and employees of a high caliber and reward them fairly for their contribution to the growth and success of the Corporation. The Corporation’s compensation plan has been designed to appropriately award individuals for their contribution during a financial year as well incentivize key employees to focus not only on the achievement of near-term objectives but also on the future of the enterprise and its strategic priorities.

Pay for Performance

The Board believes that the executive team should be rewarded for successfully executing on the Corporation’s strategic priorities. The Board consequently uses two complementary approaches to set executive compensation.

First, for all executives other than the CEO, a substantial component of executive compensation is discretionary and is awarded on the basis of execution of corporate and business unit objectives, achieved financial and operating results, as well as each individual’s personal performance and contribution to the success of the Corporation in alignment with its strategic priorities. Between 68% and 89% of the total compensation (excluding non-recurring items) for each Named Executive Officer (defined below under the heading “Summary Compensation Table”) (except Mr. Jamieson) is in the form of bonuses, which are only awarded once the annual financial results of the Corporation have been determined. The compensation described on the following pages is the only compensation provided to our Named Executive Officers. They do not receive any significant perquisites.

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Second, as of 2021, and in response to shareholder feedback, CEO compensation is now calculated using a performance-based CEO Scorecard, which assesses both corporate and individual performance to determine the CEO’s final award. This award, which is split between cash and equity, may range from 0% to 200% of target award based on the actual performance achieved across five corporate performance dimensions. Additionally, for the first time, the CEO was awarded a portion of his bonus in the form of Performance RSUs which only vest upon achieving certain Share price targets.

Compensation Aligns with Long-Term Corporate Performance and Shareholder Results

The Board believes it is important that the executive team focus on the long-term growth and success of the Corporation and the execution of its strategic priorities. For that reason, for the year-ended December 31, 2021, the Chief Executive Officer’s bonus compensation was set using a 135% total payout factor, payable equally between cash and equity. For their part, the other Named Executive Officers (other than Mr. Jamieson who received no bonus compensation) received 50% of their bonus compensation in the form of securities which vest over time.

The Board has adopted share ownership guidelines requiring each executive officer of the Corporation to hold Shares of the Corporation representing a prescribed multiple of their annual salary, further ensuring that the interests of the executives are aligned with those of the Shareholders and promoting the Corporation’s commitment to corporate governance. Units held under the RSU Plan may be used to satisfy this ownership requirement. Effective February 10, 2021, the Chief Executive Officer share ownership target was increased from five (5) times annual base salary to ten (10) times annual base salary, representing meaningful economic exposure to the performance of the Corporation. The President has a share ownership target of five (5) times annual base salary, and the other executive officers (including Named Executive Officers) have a share ownership target of three (3) times annual base salary.

Compensation Consistent with Effective Risk Management

The Board ensures that the Corporation’s compensation policies do not encourage executives to expose the business to inappropriate risk. This is accomplished by rewarding individuals only for demonstrated success and granting a significant portion of executive compensation in the form of long-term incentives.

Compensation Attracts and Retains Talented Individuals

The Board believes that it is crucial that CI retain its high potential executives and employees. The Board has set compensation policies and practices that provide fair compensation and, through the bonus program, reward each executive for the achievement of corporate and business unit objectives and personal performance, as well as motivate them to continue to build on the long-term success of CI. A key tenet of this policy is to ensure there is appropriate pay for performance to attract and retain top-level expertise.

We believe that CI’s compensation philosophy and new CEO Scorecard will achieve its intended goals. The Governance, Human Resources, and Compensation Committee will continue to consider and evaluate new developments in compensation practices and refine our practices where necessary.

My term as Chair of the Governance, Human Resources, and Compensation Committee will expire at the conclusion of the Meeting and a successor Chair will be appointed. It has been a pleasure to serve in this role and I wish continued success to the next Chair.

On behalf of the members of the Governance, Human Resources, and Compensation Committee and the Board,

D.P. Miller
Chair, Governance, Human Resources, and Compensation Committee

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Statement of Executive Compensation

Unless otherwise stated, the information in this Statement of Executive Compensation is as of December 31, 2021 and all references to CI’s fiscal year are to the fiscal year of CI ended December 31, 2021. All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise stated.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Compensation Program

The Corporation wants to attract and retain executives of the highest caliber and reward those executives for demonstrated success in achieving corporate and business unit objectives, as well as personal performance in alignment with the strategic priorities of the Corporation. The compensation program is designed to accomplish this and incentivize the executives to focus on profitability, free cash flow, cost discipline, executing the strategic priorities, and the Corporation’s long-term prospects.

The Corporation’s compensation philosophy for executive officers is based on four fundamental objectives:

(1)	to encourage the executives to focus on profitability, free cash flow, cost discipline, execution of the strategic priorities, and the Corporation’s long-term prospects, by providing compensation packages that encourage, motivate and reward performance;

(2)	to be, and to be perceived to be, fair and transparent;

(3)	to be competitive with other companies in the same industry, who are facing the same challenges, in order to attract and retain talented executives; and

(4)	to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders, in accordance with sound risk management principles, through an emphasis on share-based deferred compensation.

Rewarding Demonstrated Performance

The Board takes a conservative approach to compensation with a significant component of executive compensation awarded on the basis of execution of corporate and business unit objectives, strategic priorities, and achieved financial and operating results, as well as the individual’s personal performance and contributions to the success of the Corporation.

The compensation program for executives is designed to reward the executive for his or her contribution to the success of the Corporation during the fiscal year and to the achievement of strategic priorities and value-enhancing goals and objectives. These strategic priorities, value-enhancing corporate goals and objectives include:

(1)	further modernization of CI’s asset management business;

(2)	expanding CI’s wealth management platform;

(3)	continued globalization the Corporation;

(4)	enhancing CI’s reputation by growing the business organically, through strategic acquisitions, diversifying our sources of revenue to maximize long-term shareholder value, and increasing fee generating assets;

(5)	improving brand recognition through consolidation of legacy brands and fund line-ups to improve the client experience by making it easier for clients to recognize the business units of CI and do business with CI, creating brand loyalty, client value and business growth through client service excellence;

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(6)	improving operations through the utilization of emerging technologies, including automation and artificial intelligence;

(7)	strengthening portfolio management by amalgamating the in-house boutique manager model under one unified structure; and

(8)	cultivating the employee experience by fostering a culture where employees feel supported, respected, empowered, and motivated.

The GHRC Committee makes bonus recommendations for the Chief Executive Officer based on the five performance dimensions of the CEO Scorecard (as defined below and further described under the heading Chief Executive Officer Compensation) as well as giving consideration to corporate performance, measured by key financial metrics, such as assets under management (“AUM”), net sales, earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin, earnings per share and selling, general and administrative (“SG&A”) cost control, market share, net sales, and relative shareholder return. The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer, including the pursuit of value enhancing strategies, including the strategic priorities, and contribution to the achievement of business unit objectives by senior management. For other senior executives for whom it approves bonuses, the GHRC Committee receives a report from the Chief Executive Officer regarding business unit specific objectives and compensation recommendations which are based on the achievement of strategic priorities as well as corporate performance and demonstrated leadership.

The Board is aware that the financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, the Board will evaluate the performance of the Corporation in light of prevailing market and economic influences and the individual’s contribution to that performance. The GHRC Committee also looks at the performance of the Corporation relative to the performance of its competitors in terms of growth in AUM, sales, and relative shareholder return.

The GHRC Committee considered the enhancement of the employee experience through a number of initiatives, including diversity and inclusion initiatives, hybrid work model, and the creation of the employee share purchase plan. It also considered business unit and departmental performance in achieving strategic priorities and operational objectives. These factors have been used to determine the value of bonuses to award the executives and whether any adjustments should be made to the executive’s salary.

When determining compensation, the GHRC Committee has the full benefit of information not only about the financial performance of the Corporation but also about the impact that capital market developments, international disruptions, including the COVID-19 pandemic, the economy, and other recognized performance variables, have had on performance. The GHRC Committee considers the Corporation’s realized financial results in the context of market, industry and competitive comparisons. The GHRC Committee then looks at how the executives have managed the business of the Corporation in light of and, at times, in spite of market conditions. Each executive’s compensation is directly impacted by the financial performance of the Corporation and the ability of the officer to execute on key strategic initiatives and priorities, navigate unpredictable challenges, and position the Corporation for future success.

The percentage of variable, or at risk, compensation ranges from approximately 41-76% of the total compensation paid to other senior management with the precise percentage dependent on the officer’s level of seniority, level of expertise and responsibility.

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Components of Compensation

Each executive’s total 2021 compensation has three elements – base salary, cash bonus and equity bonus compensation. Share based deferred compensation for 2021 was awarded under the RSU Plan (as defined below). Bonuses, including equity compensation, are awarded at the discretion of the GHRC Committee. This “at risk” element of compensation represented between 68% to 89% of the total compensation of the Named Executive Officers in 2021 (except Mr. Jamieson who received no bonus compensation). The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, at least 37% of each senior management’s bonus compensation and 50% of each applicable Named Executive Officer’s bonus compensation is in the form of securities.

In keeping with CI’s compensation philosophy, 2021 executive compensation has the following three key components:

Base Salary	Annual Cash Bonus	Equity Bonus in the form of RSUs
• Conservative approach to compensation • Not based on corporate performance • To attract and retain talented executives • Reflects skill and level of responsibility	• Performance based • Rewards contribution to achievement of financial and non-financial corporate and business unit goals

•    Performance based

•    Designed to encourage, motivate, retain and reward executives for achieving long-term results

•    More closely aligns compensation with risk management principles

•    More closely aligns interests of executive officers to Shareholder long-term interests

This is the only compensation paid to executive officers of CI, other than standard employment benefits. CI does not fund pensions for any of its employees. CI has established a 401(k) plan for its eligible US employees (see Defined Contribution Plans section for additional details). All Canadian employees are entitled to participate in the Employee Savings Plan and Employee Share Purchase Plan. Each component of the compensation program is described in detail below.

Base Salary

Base salaries are established with reference to the individual’s position and responsibilities, as well as his or her experience and seniority. The Corporation’s compensation policy is to pay its senior executives relatively modest base salaries and reward corporate, business unit and personal performance through the payment of cash bonuses and long-term equity incentives. Base salaries represent approximately 11% of the Chief Executive Officer’s total compensation, and between approximately 13% to 32% of the total compensation of the other Named Executive Officers (except Mr. Jamieson and excluding non-recurring items). Base salaries are reviewed annually and adjusted, if appropriate.

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Annual Cash Bonus

The purpose of this component of short-term incentive compensation is to reward the executives for their contribution to the success of the business for that fiscal year. CI’s operations, financial results, net sales, assets under management, wealth management assets, execution of strategic priorities, and equity performance are assessed in determining the aggregate amount to be distributed as bonuses. Each senior executive’s contribution to the success of the business is then considered, including achievement of value-enhancing goals such as increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, cost containment, operating and client service excellence, risk management and strengthening CI’s investment capability, further modernization of the asset management business, expanding the wealth management platform, and continued globalization the Corporation. From time-to-time special bonuses may be paid for performance in connection with significant projects or acquisitions.

The cash component of the annual bonus will generally be not more than 60% of the total bonus awarded to a senior officer. For 2021, the cash bonus represented 37% of the total compensation of Mr. MacAlpine, as Chief Executive Officer. The percentage of total compensation of the other Named Executive Officers of the Corporation (except Mr. Jamieson who received no bonus compensation and net of non-recurring items) represented by the annual cash bonus was between 34% and 44% in 2021.

Equity Bonus

The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, 53% of the Chief Executive Officer’s bonus compensation, and 34%-44% of the other Named Executive Officer’s bonus compensation (except Mr. Jamieson who received no bonus compensation and net of non-recurring items) is in the form of securities. Long-term equity incentives constituted approximately 53% of total compensation paid to Mr. MacAlpine in his role as Chief Executive Officer and approximately 34%-44% of total compensation paid to the other Named Executive Officers in 2021 (except Mr. Jamieson who received no bonus compensation and net of non-recurring items).

The Corporation has two long-term incentive plans which are designed to reward executives and key employees for their contribution to the financial and strategic success of CI, align compensation with the risk time horizon and to encourage and motivate them to remain employed with the Corporation and create longer-term Shareholder value. The first is the restricted share unit plan (the “RSU Plan”). Participation in the RSU Plan is limited to executives and employees in management positions whose roles and responsibilities directly influence the success of the Corporation, as well as those people who management have identified as having long-term potential. The second long-term incentive plan is the employee incentive stock option plan (the “Option Plan”). A decision was made to not award any Options (as defined below) under the Option Plan for 2021 related compensation. Each of the current long-term equity incentive plans is described below.

Shares may be issued from treasury under the RSU Plan and Option Plan, as follows:

1.	The RSU Plan pursuant to which a maximum of 6,000,000 Shares may be issued from treasury, representing approximately 3% of the issued and outstanding Shares as of the date hereof; and

2.	The Option Plan pursuant to which a maximum of 14,000,000 Shares may be issued from treasury, representing approximately 7% of the issued and outstanding Shares as of the date hereof.

Accordingly, an aggregate of up to 20,000,000 Shares are issuable from treasury under all security-based compensation arrangements of the Corporation, provided, pursuant to the terms of the RSU Plan, that the number of Shares issued or issuable by the Corporation under all security-based compensation arrangements of the Corporation at any time shall not in the aggregate exceed 10% of the issued and outstanding Shares. As of the Record Date, up to 19,576,366 Shares may be issued from treasury under all security-based compensation arrangements. Vested RSUs may also be settled, in the absolute discretion of the Board, with Shares purchased on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (“NYSE”) or in cash, as described below.

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Restricted Share Unit Plan

The Corporation has an RSU Plan which was approved by the Shareholders at the annual and special meeting of Shareholders held on April 20, 2017. Under the RSU Plan, RSUs may be granted to Eligible Persons by the Board and, in administering the RSU Plan, the Board may consider the advice or recommendation of the GHRC Committee on particular matters or with respect to particular Eligible Persons or Participants (as such terms are defined in the RSU Plan) as may be determined by the Board from time to time. Eligible Persons under the RSU Plan are individuals employed by CI or its subsidiaries who are designated as an “Eligible Person”. The Board has the sole and absolute discretion to administer the RSU Plan and to exercise all powers and authorities granted to it under the RSU Plan, or that are necessary and advisable in the administration of the RSU Plan. The Board may, in its discretion, delegate such of its powers, rights and duties under the RSU Plan, in whole or in part, to the GHRC Committee or as otherwise permitted under the terms of the RSU Plan.

RSUs will vest in a period specified by the Board, which shall not be later than December 17th of the third year following the year in which the Eligible Person performed the services to which the grant related. The RSU Plan provides that the Board may make appropriate adjustments to the RSUs in the event of certain changes in the capital of CI.

On the vesting date, the Board, in its absolute discretion, can elect one or any combination of the following payment methods for the RSUs credited to an Eligible Person’s account: (a) pay cash, equal to the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the relevant date (“Fair Market Value”) multiplied by the number of vested RSUs credited to the Eligible Person’s account being settled in cash as of such date (less any applicable withholding taxes) to the Eligible Person or the Eligible Person’s legal representative, as the case may be; or (b) settlement in Shares, made by way of issuance by CI or delivery by CI (or by the trustee of a trust fund for the RSU Plan, if one has been established), of one Share for each vested RSU being settled in Shares to the Eligible Person or the Eligible Person’s legal representative, as the case may be (less any applicable withholding taxes). No fractional Shares will be issued and any fractional vested RSUs will be settled in cash based on the Fair Market Value on the relevant settlement date.

Except as otherwise provided in a grant agreement relating to a grant of RSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares during the term of a grant, an Eligible Person will be granted a number of dividend equivalent RSUs in an amount equal to the aggregate amount of dividends that would have been paid on the RSUs credited to the Eligible Person’s account had they been Shares at the time of the dividend divided by the Fair Market Value at the time of the dividend.

The maximum number of Shares which may be issued by the Corporation from treasury under the RSU Plan is 6,000,000 Shares, provided that the number of Shares issued or issuable by the Corporation under all security-based compensation arrangements of the Corporation at any time shall not in the aggregate exceed 10% of the issued and outstanding Shares. As of December 31, 2021, 2,441,086 Shares had been awarded under the RSU Plan, representing approximately 1.2% of the outstanding Shares as at that date.

As of the date of this Information Circular, the Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan with Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description.

The maximum number of Shares which may be issued to insiders under the RSU Plan within a one-year period or which may be issuable to insiders at any time, under all security-based compensation arrangements of the Corporation, is 10% of the issued and outstanding Shares. Any increase in the Shares reserved for issuance under the RSU Plan shall be subject to the approval of the Shareholders in accordance with the rules of the TSX.

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The Board may, without Shareholder approval, make any amendments to the RSU Plan including, but not limited to, (i) amendments to the terms and conditions of the RSU Plan necessary to ensure that it complies with applicable law and regulatory requirements, including the requirements of any applicable stock exchange, in place from time to time; (ii) amendments to the provisions of the RSU Plan respecting administration of, and eligibility for participation under, the RSU Plan; (iii) amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted (including the vesting schedule); (iv) amendments to the RSU Plan that are of a “housekeeping” nature; (v) amendments to the provisions of the RSU Plan relating to a change of control; and (vi) any other amendments not requiring Shareholder approval under applicable laws or the requirements of an applicable stock exchange (such as the TSX). Amendments to the RSU Plan or RSUs that are not subject to Shareholder approval may be implemented by CI without Shareholder approval, but are subject to any approval required by the rules of the TSX and other requirements of applicable law. The Board also has the right to amend, suspend or terminate the RSU Plan or any portion of it at any time in accordance with applicable law and subject to any required regulatory, applicable exchange or Shareholder approval.

Notwithstanding the foregoing, the following changes to the RSU Plan will require Shareholder approval in accordance with the requirements of the TSX: (i) an increase to the maximum number or percentage of securities issuable by CI pursuant to the RSU Plan; (ii) changes to the amendment provisions to grant additional powers to the Board to amend the RSU Plan or entitlements thereunder; (iii) any change to the categories of individuals eligible for grants of RSUs where such change would permit the participation of non-employee Directors in the RSU Plan; (iv) any changes to the insider participation limits set forth in the RSU Plan; (v) an amendment to the prohibition on assignment or transfer of RSUs; and (vi) an amendment to the amending provisions in the RSU Plan. The Board is not permitted to make any amendments to the RSU Plan or grants made pursuant to the RSU Plan without the consent of an Eligible Person if it adversely alters or impairs the rights of the Eligible Person in respect of any grant previously made to such Eligible Person under the RSU Plan. Consent will not be required where the amendment is required for purposes of compliance with applicable laws or regulatory requirements.

If an Eligible Person has engaged in Misconduct (as defined in the RSU Plan), subject to the terms of any written employment agreement and the relevant grant agreement, no RSUs that have not yet vested prior to the date of such determination of Misconduct, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately. For this purpose the following will be considered Misconduct: (i) serious misconduct, including conduct which has a significant negative impact on the reputation or operations of the Corporation or its subsidiaries; (ii) fraud; (iii) a material breach of the terms of employment; (iv) willful breach of the provisions of the Corporation’s code of conduct; or (v) failure or willful refusal to substantially perform the employee’s duties and responsibilities.

In the case of termination of employment of any Eligible Person for cause, or resignation of an Eligible Person, subject to the terms of any written employment agreement and the relevant grant agreement, and unless otherwise determined by the Board, no RSUs that have not yet vested prior to the date of such termination or resignation, as the case may be, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately.

In the case of termination of an Eligible Person without cause, subject to the terms of any written employment agreement and the relevant grant agreement, a pro-rated portion of RSUs that have not previously vested shall vest on the effective date of such termination.

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In the case of retirement, death or disability, subject to the terms of an Eligible Person’s written employment agreement and the relevant grant agreement, all of the RSUs that have not previously vested shall vest as of the date of such event.

In the event of a change of control of CI, subject to the terms of any written employment agreement and the relevant grant agreement, the Board may in its sole discretion determine that all RSUs that have not previously vested shall vest on the effective date of the change of control. RSUs that vest pursuant to a change of control shall be settled by a lump sum cash payment based on the price attributed to Shares in connection with the transaction giving rise to the change of control (or the Fair Market Value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established).

Except as required by law, and in accordance with the provisions of the RSU Plan allowing for the designation of a beneficiary, the assignment or transfer of the RSUs or any other benefits under the plan shall not be permitted other than by operation of law.

On February 9, 2022, the Board of Directors authorized up to $29,700,000 in RSUs to be granted under the RSU Plan to 375 employees (representing 100% of all eligible employees) as bonuses for the fiscal year ended December 31, 2021 and as incentives for retention and continued service. The Board authorized an additional $1,700,000 of RSUs with performance vesting criteria for the Chief Executive Officer (see Chief Executive Officer Incentive Award Determinations).

On March 2, 2022, the Corporation granted 1,307,428 RSUs (representing approximately 0.7% of outstanding Shares at such time). These RSUs were granted at a price of $20.60 or US$16.48, pursuant to the February 9, 2022 Board authorization. With the exception of a performance-based grant to the Chief Executive Officer, all of the RSUs granted in March 2022 vest as to 1/3rd on each of December 17, 2022, December 17, 2023, and December 17, 2024.

Option Plan

The Option Plan was first approved by the Shareholders at a meeting held on May 17, 2007, amended and restated on February 16, 2017, to amend the definition of “Fair Market Value” as that term is used in determining the exercise price of the options issued thereunder (the “Options”). The Option Plan was further amended and restated on November 10, 2020, to make changes of a “housekeeping” nature to account for the listing of Shares on the NYSE and to amend the eligible participants of the Option Plan to align with the RSU Plan; both amendments were made without Shareholder approval pursuant to the amendment provisions of the Option Plan.

A maximum of 14,000,000 Shares may be issued upon exercise of Options granted under the Option Plan. As of December 31, 2021, 3,987,157 Shares had been awarded under the Option Plan, representing approximately 2% of the outstanding Shares as at that date.

The Option Plan was designed to promote the long-term interests of the Corporation and its Shareholders by fostering a proprietary interest in the Corporation among the executives and employees of CI. The Option Plan has been used to attract and retain qualified executives and key employees. CI considers equity ownership by management to be an integral component of its compensation scheme and for that reason Option grants under the Option Plan were an important element of overall compensation prior to the approval of the RSU Plan.

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Employees of the Corporation or its subsidiaries are eligible to receive Options under the Option Plan; however, no Options were granted for 2021 related compensation, and there are no current plans to grant Options. As of December 31, approximately 8.2% of the Corporation’s eligible employees hold Options. The exercise price of the Options is fixed at the date of grant and may not be less than the volume weighted average trading price of the Shares on the TSX or such other primary stock exchange upon which such Shares are listed on the five trading days preceding and ending on the date of the grant. Other key terms of the Options such as vesting dates, forfeiture events and conditions to exercise are established at the date of grant. Generally, Options granted vest in equal annual amounts following the end of each of the first, second and third fiscal year following the date of the grant. Details about past Options grants can be found in prior management information circulars.

Options are not transferable. During the lifetime of the optionee, an Option may be exercisable only by the optionee or, if the optionee is incapacitated, by the optionee’s guardian, committee or other authorized legal representative, and except upon death of an optionee, an Option may not be assigned or transferred in any way or otherwise disposed of (whether by operation of law or otherwise) except where the Board permits a transfer of the Option in compliance with applicable securities regulation and the rules or policies of the TSX, NYSE, or any other exchange on which Shares are listed. If the holder of the Option ceases to be a full-time employee of the Corporation or its subsidiaries, any unvested Options will generally be terminated and the former employee will have only a limited period of time to exercise vested Options. The Option Plan includes a cashless exercise alternative under which, on exercise of an Option, the holder receives Shares for the in-the-money value of the Option (less applicable taxes).

The Board may at any time suspend or terminate the Option Plan without the consent of the individuals who are holding unexercised Options, provided that no such suspension or termination adversely affects the rights under any outstanding Options. The Board may at any time and from time to time amend the Option Plan, without Shareholder approval, to make amendments, subject to any regulatory approvals including, where required, the approval of the TSX, NYSE, and subject to the requirements (which may include shareholder approval requirements) of any other stock exchange upon which the Shares are listed, including amendments which are of a “housekeeping” nature; to amend the definition of “Fair Market Value” used in determining the exercise price; to amend the vesting provisions of any Option; to change the termination provisions of any Option as long as the change does not entail an extension beyond the original expiration date; a change to the eligible participants of the Option Plan; or any other amendment not requiring shareholder approval under applicable law, including, without limitation, the rules, regulations and policies of the TSX, NYSE, or any other exchange on which the Shares are listed. Shareholder approval is required for any amendment other than the ones listed above.

The Option Plan is subject to the following restrictions with respect to grants of Options and the issuance of Shares to insiders of the Corporation:

(a)	the number of Shares that may, at any time, be reserved for issuance pursuant to Options granted to insiders shall not in the aggregate exceed 10% of the then issued and outstanding Shares;

(b)	the number of Shares that may, within a one-year period, be issued to insiders on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation shall not exceed 10% of the then issued and outstanding Shares;

(c)	the number of Shares that may, within any one year period, be issued to any one insider (including associates of the insider) on the exercise of Options or issued pursuant to other security based compensation arrangements of the Corporation shall not exceed 5% of the issued and outstanding Shares on the date of grant; and

(d)	the number of Shares that may be reserved for issue to any one person pursuant to Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares on the date of grant.

Copies of the Option Plan are available for inspection by Shareholders at the Corporation’s head office.

No Options were granted in 2022 in respect of compensation for the year-ended December 31, 2021.

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Employee Savings Plan

In December 2012, the Corporation introduced an employee savings plan which is available to all Canadian employees (the “Employee Savings Plan”). The plan encourages employees to save and invest for their retirement. Contributions made to the plan through payroll deductions will be matched by the Corporation. The plan was amended in January 2014 and now permits payroll deductions and a corporate match of up to a maximum annual contribution of the lesser of $7,500 and 5% of the annual base salary of the employee. Employee payroll deductions and Corporation matching contributions are invested in CI mutual funds chosen by the employee. Participation in the plan is voluntary. There are currently 1,372 employees enrolled in the plan, representing over 82% of the Corporation’s eligible work force. This plan is important for retention and helps enhance our employee offering for potential new employees.

Employee Share Purchase Plan

In June 2021, the Corporation introduced an employee share purchase plan which is available to all Canadian employees (the “ESPP”). The ESPP encourages employees to be owners of the Corporation through matching incentives when purchasing Shares. Through payroll deductions, eligible employees may purchase up to $10,000, per annum, in Shares of the Corporation and the Corporation will contribute an additional 15% towards such purchases. Participation in the ESPP is voluntary.

There are currently 409 employees enrolled in the ESPP, representing approximately 27% of the Corporation’s eligible work force. Management encourages employees to utilize the ESPP to become shareholders, or increase their stake in the Corporation, to further align their interests with the long-term success of CI.

401(k) Plan

CI provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. For additional information about the 401(k) plan, please see the section entitled Defined Contribution Plans.

Determination of Amount of Compensation

The GHRC Committee oversees management in developing compensation policies and practices to provide fair and competitive compensation to employees, including senior management, and ensures that compensation policies do not have unintended risk consequences. The GHRC Committee determines the appropriate annual retainer for the Chairman, Lead Director, committee chairs, and other directors, and recommends for approval to the Board the base salary, cash bonus and long-term incentives for the Named Executive Officers, Chief Executive Officer, and for any individual who reports directly to the Chief Executive Officer (the “CEO Direct Reports”). This determination is based on an individual’s success in achieving corporate and business unit objectives, as well as personal performance. The GHRC Committee takes into account industry and competitive compensation and other data for benchmarking purposes.

2021 saw accelerated momentum and considerable progress towards the firm’s three stated strategic priorities: further modernization the Corporation’s asset management business; expand the Corporation’s wealth management business; and continued globalization of the Corporation. The process for determining the base salaries and the amount of variable compensation for the Chief Executive Officer and the CEO Direct Reports was also based on an analysis of the following factors:

(a)	the overall financial and operating performance of the Corporation;

(b)	the economic, competitive and capital markets environment and the Corporation’s performance relative to industry metrics;

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(c)	the success in achieving the value-enhancing corporate goals, objectives, and strategic priorities outlined above under the heading “Rewarding Demonstrated Performance”;
(d)	the individual performance and contribution to the success of the Corporation, with specific reference to the annual financial performance of the Corporation, the achievement of business unit, departmental strategic and operational objectives, public debt refinancing, value-enhancing corporate goals and objectives, including increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, improving the client experience, achieving operational excellence, strengthening portfolio management, cultivating the employee experience, modernizing the asset management business, expanding the wealth management platform, globalizing the Corporation, succession planning, and the success of the Corporation’s funds as measured by ratings and awards;
(e)	the free cash flow and total assets under management and wealth management assets during the financial year, as well as sales and the structural realignment of SG&A expenses, the Corporation’s share of the investment fund market and the broader wealth management industry, taking into account the impact that capital market developments, international disruptions, the economy and other recognized performance variables have had on performance;
(f)	the responsibilities of the Chief Executive Officer and each CEO Direct Report, including leadership, risk management and mentoring; and
(g)	the expertise and length of service of each CEO Direct Report.

An annual report is prepared by the Chief Executive Officer for the GHRC Committee, providing an overview of the Corporation’s financial and operating performance during the year (the “Compensation Report”). The Compensation Report highlights the accomplishments and challenges of the business units or operations and includes a description of significant actions or events that occurred during the year and key milestones with respect to such actions or events, with reference to the Corporation’s strategic priorities. The GHRC Committee met on two occasions in November and December 2021 and once in February 2022 to review and discuss compensation related matters.

The Compensation Report provides the GHRC Committee with perspectives from the Chief Executive Officer on accomplishments and challenges, along with conclusions and recommendations regarding the appropriate compensation for CEO Direct Reports, recommend size of the bonus pool, as well as a recommendation regarding the overall approach to compensation. The Chair of the GHRC Committee reviews the Compensation Report with the Chief Executive Officer, particularly with respect to meaningful changes in respect of the compensation of any CEO Direct Report and comparison against prior years. The GHRC Committee reviews this report and then, using information contained in the report, determines recommended compensation for the Chief Executive Officer and the CEO Direct Reports, taking into consideration the above-listed factors and other relevant information.

The Chief Executive Officer provides the GHRC Committee with recommended bonus and annual compensation of the CEO Direct Reports, as well as the recommended breakdown between base salary and bonus, including the split between cash and equity bonus incentives.

The GHRC Committee also takes into account the compensation paid to executive officers of certain of the Corporation’s public company competitors as described below under the heading Competitive Market Review.

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Competitive Market Review

In preparing the Compensation Report, executive management considers comparative financial performance and compensation data for the following publicly traded asset or wealth management companies and financial institutions. The profile and size of the Corporation shifted significantly in 2021 given the growth of the wealth management business and the significant expansion into the US. Its assets increased 66% year-over-year to reach an all-time high of $384 billion. Accordingly, the peer group for the Corporation was reviewed and considered by the Board and certain changes were made commensurate with these developments, resulting in the following peer group:

IGM Financial Inc.	Invesco Ltd.	Lazard Ltd.
Raymond James, Ltd.	Janus Henderson Group plc	Morgan Stanley
Charles Schwab Corporation	T. Rowe Price Group, Inc.	Affiliated Managers Group, Inc.
Franklin Resources, Inc.	Northern Trust Corporation	Focus Financial Partners
Ares Management Corporation	Victory Capital Holdings, Inc.	AllianceBernstein Holding LP
ONEX Corporation	National Bank of Canada

The GHRC Committee considers total compensation paid to the Chief Executive Officers and Named Executive Officers of those companies and the total compensation paid to CI’s Chief Executive Officer and Named Executive Officers. The compensation information regarding the other companies is obtained from the most recent proxy circulars filed by them with the securities regulators. This information is considered in determining the appropriate compensation for the Chief Executive Officer and other Named Executive Officers but is not determinative.

Other Relevant Information Considered

The GHRC Committee also considered the following:

(a)	management’s commitment to strategy development for the growth and success of the Corporation, and the enterprise-wide rollout of strategic priorities, key projects and objectives aligned with these priorities;
(b)	total assets reaching an all-time high of $384 billion, a 66% year-over-year increase;
(c)	positive flows for the Canadian Asset Management business for the first time in six years;
(d)	positive organic growth across all businesses;
(e)	the continued growth and diversification of the Corporation’s business, including the integration of the acquisitions and economies of scale achieved;
(f)	the accelerated execution of the strategy of investing in and acquiring registered investment advisors (“RIA”) in the United States, with 15 acquisitions in 2021;
(g)	creation of a new private partnership model within CI for RIAs to align incentives, promote collaboration, growth, and provide a form of currency for future acquisitions;
(h)	the successful execution of the capital management strategy through share buybacks, debenture redemptions, and the issuance of public debentures in 2021 as well as the dividend strategy;
(i)	further globalization of CI’s investor base through focused investor relations efforts;
(j)	management’s continued focus on building CI brand awareness, including the modernization of the current brand and refreshing logos, signage, websites and marketing materials;
(k)	leveraging predictive modeling and advanced analytics;
(l)	management’s continued focus on enhancing product solutions, including CI’s leadership position in liquid alternative funds, digital assets, ESG solutions and CI’s ETF line-up;
(m)	increased emphasis on ESG best practices across the organization and improved public disclosures,
(n)	the enrichment of the employee experience through enhanced internal communications including webcasts, employee messaging regarding the strategic priorities, including communications in the form of video updates and town hall forums from the Chief Executive Officer, President and Chief Operating Officer, and Chief Talent Officer;
(o)	management’s continued focus on cost efficiencies while making prudent investments back into the business;
(p)	hiring of other key executives including a new Chief Financial Officer and a first ever Head of Investments for the asset management business;

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(q)	financial results including asset growth, free cash flow and earnings;
(r)	successful long-duration US bond offerings totaling US$1.26 billion and early retirement of certain outstanding bonds;
(s)	a comparison of the Chief Executive Officer and Named Executive Officer compensation relative to a number of the Corporation’s publicly traded competitors; and
(t)	historical compensation for senior executives at the Corporation.

The GHRC Committee meets to consider these recommendations and also to review and recommend compensation for the Chief Executive Officer and approve recommendations for the CEO Direct Reports. The GHRC Committee then makes its recommendations to the Board with respect to the annual cash bonus and equity compensation grant as the variable elements of total compensation to be paid to the Chief Executive Officer and CEO Direct Reports, including, as applicable, the Named Executive Officers, for the fiscal year just completed and to set salaries for the current year. The Board considers these recommendations when it makes its determination with respect to these matters.

Risk Management

The compensation program of the Corporation is not intended to encourage or financially incentivize executives to expose the business, operations or organization to inappropriate risks.

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The GHRC Committee is responsible for risk oversight of the Corporation’s compensation policies and practices and in that regard, works to identify and stop any compensation practice that might encourage an employee to expose the Corporation to unacceptable risk. At the present time, the GHRC Committee is satisfied that the current executive compensation program will not encourage the executives to expose the business to inappropriate risk. The Board rewards individuals for the success of the Corporation once that success has been demonstrated. In addition, a significant portion of each executive’s total compensation is equity-based in order to incent the executives to focus on longer-term results.

The Corporation’s compensation risk management practices include, but are not limited to:

(a)	Share Ownership Requirements – As discussed in greater detail under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular, the Share ownership requirement is designed to align the interests of executives to those of the Shareholders.
(b)	Chief Executive Officer and President – There will be a claw back of the Chief Executive Officer’s and President’s annual cash bonuses within two years in the event of a material financial restatement due to gross negligence, intentional misconduct or fraud that triggered or partially triggered the material restatement.
(c)	Anti-Hedging Policy – As discussed in greater detail under “Statement of Governance Practices – Restrictions on Trading and Hedging Shares of the Corporation” in this Information Circular, the Corporation prohibits its employees, officers and Directors from speculating or purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares, selling a call option on Shares, or buying a put option on Shares.

Stakeholder Engagement

Following the recruitment of a new CEO in September 2019, and the start of CI’s strategic transformation in November 2019, CI’s Board of Directors has made important changes to CI’s executive compensation policy over the last two years. CI’s primary aim has been to align the long-term interests of executive management with company performance and shareholder results.

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In keeping with this aim, CI’s Board members and Investor Relations team consulted with shareholders, proxy advisory firms, compensation consultants, and industry governance professionals to solicit feedback around CI’s executive compensation. In particular, over the course of the year the team spoke on a variety of topics with 98 institutional investment firms including 58 institutional shareholders representing approximately 16.7% of Shares outstanding. Through the first three and half months of 2022 the team has engaged with 51 institutional investors including 24 shareholders representing approximately 22% of Shares outstanding. In response to that feedback, which underscored a desire for better-defined quantitative metrics underlying executive compensation decisions, the Board began developing a new CEO Scorecard in 2020. In April 2021, CI engaged Korn Ferry, a global organizational consulting firm, to help further refine the Corporation’s compensation plan and develop specific quantitative performance metrics to incorporate into the CEO Scorecard. The revised compensation model was implemented for the 2021 fiscal year and is described in greater detail under the heading Chief Executive Officer Scorecard Results.

As part of CI’s ongoing commitment to not only enhance the Corporation’s compensation philosophy but to improve corporate governance in general, the Lead Director and Chair of the GHRC Committee also consulted with the Canadian Coalition for Good Governance who provided feedback on disclosure practices. Additionally, the Chair of the Board and other Board members regularly meet with shareholders to solicit their input on the issues of greatest importance to them.

Chief Executive Officer Compensation

In setting the recommended compensation for the Chief Executive Officer, the GHRC Committee takes into consideration Mr. MacAlpine’s responsibilities as well as his performance in leading the executive team, determining the strategic direction of the firm, and driving the execution of the strategy. Those strategic priorities include: further modernization of CI’s asset management business, expanding CI’s wealth management platform, and continued globalization of the Corporation

The components of the compensation awarded to the Chief Executive Officer are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, cash bonus and equity bonus in the form of RSUs. In addition, the Chief Executive Officer was awarded Performance RSUs (defined below) for the first time which is discussed under the section entitled Chief Executive Officer Scorecard Results. The GHRC Committee presents its recommendations with respect to the Chief Executive Officer compensation to the Board of Directors. Compensation for the Chief Executive Officer is based on the CEO Scorecard (defined below), and influenced by corporate performance, measured by key financial metrics, such as AUM, net sales, EBITDA, earnings per share and SG&A control. The financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, at the end of each year the GHRC Committee looks at the performance of the Corporation in light of, or in spite of, prevailing market and economic influences and the individual’s contribution to that performance.

In principle, the Chief Executive Officer’s compensation should be directly tied to the performance of the Corporation, measured along quantitative and qualitative metrics pre-determined by the GHRC Committee. In 2021, and in response to Shareholder concerns with respect to lack of quantitative performance metrics, the GHRC Committee and the Chief Executive Officer implemented a CEO Scorecard which sets out the principles of determining the Chief Executive Officer’s compensation having particular regard to five performance dimensions (“CEO Scorecard”). The GHRC Committee determined there would be no increase in base salary for the Chief Executive Officer in 2022, maintaining it at the 2021 level. The Corporation is in the midst of a multi-year transformation program and the Chief Executive Officer compensation should evolve as the Corporation works through the execution of the strategic priorities.

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The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer, including pursuit of value enhancing strategies and contribution to the achievement of business unit objectives by senior management. The performance of the Corporation is evaluated relative to the performance of its competitors in terms of growth in assets under management and sales.

In setting the cash bonus and long-term equity compensation for Mr. MacAlpine for 2021, the GHRC Committee and the Board, in accordance with CI’s compensation policy, considered a number of factors in addition to those listed on pages 36 and 37, including Mr. MacAlpine’s ability to lead the organization and to optimize opportunities to take advantage of favourable market conditions or to mitigate the impact of unfavourable conditions and his commitment to strategy development and execution oversight of key projects and objectives aligned with the Corporation’s core strategic priorities, including:

	•	further integrating the multi-boutique model with the streamlining of product line-up and rebranding of funds

	•	hiring an Executive Vice-President and Head of Investments to oversee the investment process and institutionalize the business

Further modernize the	•	continuing to modernize the product line-up with the launch of innovative new products with broader investor appeal in categories such as digital assets, liquid alternatives, ESG solutions and ETFs asset management
business	•	expanding CI’s product capabilities in illiquid alternative assets through minority investments and joint ventures

	•	changes to the business helped drive approximately a $9 billion reversal in net sales with positive net sales for the first time in six years

	•	15 acquisitions of RIAs in the U.S. totaling $109 billion in client assets

	•	record net sales at Assante Wealth Management

Expansion of the	•	8% positive organic growth at Aligned Capital in the first full year of ownership wealth management
platform	•	the acquisition of the Assante Dorval, Stonegate Halifax and Stonegate Toronto branches to improve Canadian wealth segment profitability

	•	significant growth of wealth segment run-rate EBITDA

	•	RIA and other strategic acquisitions in the U.S.

	•	expanding the number of U.S. institutional shareholders
Continued
globalization	•	successful bond offerings in United States which resulted in more than 65% of the Corporation’s outstanding debt being held by investors in the United States

	•	announced plans to open a U.S. headquarters in Miami, Florida

The GHRC Committee also considered Mr. MacAlpine’s:

(a)	leadership, engagement and continued development of the senior management team and engagement between the business units;
(b)	active role in investor relations to educate analysts and market participants on the Corporation’s strategic priorities, direction and outlook, resulting in positive shift in analysts’ perceptions of CI;
(c)	active role in creating favourable total shareholder return relative to peers;
(d)	work to create strong financial results including record asset levels, record earnings levels, improvement in free cash flow, positive organic growth in all businesses and the emergence of meaningful wealth management profitability; and
(e)	work in developing and growing the Corporation’s relationship with key business partners.

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Chief Executive Officer Scorecard Results

The Corporation relies on a performance-based incentive plan to motivate the CEO to meet short-term strategic objectives and support long-term shareholder value.

For 2021, the GHRC Committee established a performance scorecard framework (“CEO Scorecard”) to determine the total incentive award for the CEO. This CEO Scorecard assesses both corporate and individual performance to determine the CEO’s final award, which is paid in cash and equity following the completion of the fiscal year.

In setting the target value of the total incentive award, the GHRC Committee considered several factors, including the CEO’s leadership, skills, tenure, and past success of the corporation, as well as the Competitive Market Review as described on page 35. The peer incentive programs were also considered by the GHRC Committee as one of the inputs into the decision-making process. The goals in the CEO Scorecard have been designed, with the assistance of an external compensation consultant, to align the long-term interests of shareholders with those of the CEO without encouraging excess risk taking. The CEO Scorecard is an evolutionary and iterative process and the GHRC Committee takes into consideration the results of the 2021 CEO Scorecard in setting the goals and metrics for 2022.

The CEO’s total incentive award may range from 0% to 200% of target award based on the actual performance achieved. For 2021, the target incentive award, which is inclusive of both cash and equity awards was, as follows:

2021 Base Salary	2021 Incentive Award Target	2021 Target Total Direct
$1,125,000	$5,750,000	$6,875,000

Notes: Mr. MacAlpine’s base salary for 2022 remains unchanged from 2021 which was US$900,000. Mr. MacAlpine is compensated in US Dollars. These figures have been converted to Canadian Dollars using an exchange rate of 1.25, being the average USD:CAD rate as determined by the Bank of Canada for 2021.

As described below, following the completion of the fiscal year, the earned incentive award is split between cash and equity. The GHRC Committee determined that 50% of the award would be distributed in cash while the remainder would be granted as RSUs with a three-year vesting period.

The GHRC Committee, in consultation with an independent compensation consultant, developed the CEO Scorecard with five corporate performance dimensions for the CEO. Each of the five corporate performance dimensions has a discrete weighting reflecting its importance to the success of the business. For 2021, the performance dimensions, weightings, and objective for inclusion in the CEO Scorecard were as follows:

CEO Corporate Performance Dimension		Weight	2021 Objective
1.	Strategy	40%	Hold management accountable for execution and progress of the corporate strategy and completing business priorities.
2.	Capital allocation and management	10%	Improve the financial strength and capital position of the company.
3.	Enterprise value	10%	Incentivize the delivery of above-median returns to shareholders.
4.	Growth and flows	20%	Demonstrate continuous growth in the asset base to create a larger, more scalable platform. Improve net fund flow in Canadian asset management.
5.	Profitability	20%	Reduce SG&A expense to drive more positive operating leverage while also delivering exceptional EBITDA margin.

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For 2021, the metrics were both quantitative and qualitative in nature. The sections below highlight the five performance dimensions and the metrics against which corporate achievement was determined.

Strategy (40% weighting) – Overall Achievement: 100%

Goals	Achievements
Goal 1: Convert multi-boutique investment management model into a fully integrated investment management platform	Goal Achieved: Completed transformation of the investment management platform by establishing a unified portfolio management platform: CI Global Asset Management.
Goal 2: Build a larger and more diversified business	Goal Over-Achieved: In 2021, CI’s assets grew by $152.5B to $384B, which was the largest increase in assets of all publicly traded asset managers in North America. Wealth management assets increased by $135.5B, or 140% above 2020 levels. In December 2021, the US business surpassed US$100B in assets, up from $0 in January 2020.
Goal 3: Execute on digital transformation	Goal Substantially Achieved: CI has completed the first wave of its digital transformation, which has automated a number of critical legacy manual processes.

Capital allocation and management (10% weighting) – Overall Achievement: 100%

Goal	Achievements
Goal Achieved:

Goal 1: Improve the financial strength and capital position of the company	•	Completed the largest 30-year bond deal in global asset management history, raising US$900 million from a range of flagship bond investors while maintaining the same credit rating and credit outlook.

	•	Maximized the company’s NCIB at attractive prices.

	•	Successfully deployed capital to pursue M&A that aligns with the corporate strategic priorities to create a more global, diversified, and sustainable business.

Enterprise value (10% weighting) – Overall Achievement: 200%

Goal		Achievements
Goal 1: Relative total shareholder return (“TSR”) against a peer group		Goal Over-Achieved: One-year TSR of the Corporation was compared to that of the peer group in the Competitive Market Review section. At the end of the measurement period, CI had a 73% total shareholder return during 2021 placing it in the top 10% of its peers.
Relative TSR	Payout factor
Top 10%	200%
Top 25%	150%
Top 33%	100%
Top 50%	50%
<50%	0%

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Growth & Flow (20% weighting) – Overall Achievement: 200%

Goal		Achievements
Goal 1: Grow asset base: Increase asset base during 2021		Goal Over-Achieved: Total assets reached an all-time high of $384 billion, a 66% year-over-year increase.

Goal 2: Net flow improvement with a target of 15% to 25%		Goal Over-Achieved: Net flow improvement of 103% by reversing net redemptions of $8.783B to net sales of $0.251B. 2021 represented the first positive year of net flows in six years.
Net flow growth	Payout factor
>35%	200%
25%-35%	150%
15%-25%	100%
10%-15%	50%
-10%-10%	0%

Profitability (20% weighting) – Overall Achievement: 125%

Goals
Goal 1: SG&A reduction: Reduce comparable SG&A expense in 2021.

Goal 2: EBITDA margin growth as measured against the performance peer group

Relative EBITDA margin	Payout factor
Top 10%	200%
Top 25%	150%
Top 33%	100%
Top 50%	50%
<50%	0%

Achievements

Goal Achieved: The Corporation executed on a number of initiatives to structurally reduce run-rate SG&A expense in 2021 which are expected to drive savings on a go-forward basis. Reductions were made through a number of initiatives, including internalization of third- party subadvisors, revamping the sales compensation model and structure, completing the first wave of the digitization effort, sub- leasing office space, and outsourcing of non-core functions.

Goal Over-Achieved: The Corporation’s Asset Management segment adjusted EBITDA margin* of 46.0% ranked in the 3rd decile vs. peers in 2021 (peers, as disclosed in the Competitive Market Review section, who had reported year-end results on or before February 7, 2022). The CEO Scorecard focus was on the Asset Management segment given the nascent, but rapidly growing, U.S. Wealth Management operations and the Canadian Wealth Management operations that are primarily a distribution channel for asset management products. The GHRC Committee took into account the 15 RIA acquisitions that closed in 2021, including five on December 31, 2021, and the fact that the CEO's contribution on this metric is not fully reflected in the Corporation's 2021 financial reporting. To the extent possible, the profitability of the Corporation’s Asset Management segment was compared to just the asset management businesss of peers.

Actual performance fell between the Top 33% and Top 25%. The GHRC Committee exercised its discretion to award the CEO a payout at 125%. The GHRC Committee believed this pay outcome is fair and prudent, especially in light of expected future savings.

*Asset Management segment adjusted EBITDA margin is calculated as adjusted EBITDA for the segment divided by reported revenues. Adjusted EBITDA is a non-IFRS metric derived from income before interest expense and income taxes adjusted to remove the impact of amortization of acquisition related intangibles, the change in fair value of acquisition liabilities, foreign exchange gains and losses associated with the translation of balance sheet and income statement items related to U.S. dollar denominated debt issuances, and net of other provisions and adjustments1.

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At the conclusion of the fiscal year, the GHRC Committee reviewed corporate performance as measured against the CEO Scorecard. Each performance dimension had a payout factor ranging from 0% to 200%, depending on the actual performance achievement. The GHRC Committee approved the following results for various performance dimensions:

Corporate Performance Dimension	Weight	Payout Achievement Factor	Weighted Payout Factor
Strategy	40%	100%	40%
Capital allocation and management	10%	100%	10%
Enterprise value	10%	200%	20%
Growth and flows	20%	200%	40%
Profitability	20%	125%	25%
Total Corporate Performance Factor			135%

Based on the CEO Scorecard Total Corporate Performance Factor of 135%, the GHRC Committee recommended the following incentive award, which was approved by the Board:

Incentive Award Target	2021 Total Corporate Payout Factor	Initial Incentive Award
$5,750,000	135%	$7,762,500

Following determination of the initial incentive award payable for 2021 the GHRC Committee determined to deliver 50% of the incentive award in cash and the remaining 50% in restricted share units, as demonstrated in the table below. Mr. MacAlpine’s base salary will remain the same in 2022.

Cash Award (50%)	RSU Grant $ Value (50%)	Number of RSUs Granted
$3,881,250	$3,881,250	188,411

The number of RSUs granted is based on the 5-day volume weighted average share price on the Toronto Stock Exchange. The RSUs vest in equal tranches over a three-year period. Please see Restricted Share Unit Plan for additional information.

As part of the CEO Scorecard metrics, the GHRC Committee also has the discretion to increase or decrease the final award by up to 25% of the Total Target Direct, based on its evaluation of the CEO’s individual performance, corporate performance, and the long-term needs of the Corporation.

After consideration of the performance indicators described above under Chief Executive Officer Compensation, and with the recommendation of the GHRC Committee, the Board exercised its discretion to grant the CEO an additional award of $1,700,000 for 2021 in the form of RSUs with performance-based vesting criteria, as permitted by the terms of the RSU Plan (“Performance RSUs”), resulting in the award of up to 82,525 Performance RSUs.

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The GHRC Committee believed that the additional Performance RSU award opportunity is:

•	primarily to encourage the CEO to successfully execute the corporate strategy while also improving absolute stock price performance over the next three-year period. This will further enhance the interests between the CEO and shareholders; and

•	also partially reflects the outstanding achievement in the past year, as demonstrated by expanding CI’s wealth management platform, continued global expansion, organic growth of the business, and improved overall brand recognition.

At the end of a three-year measurement period, beginning on March 2, 2022 and ending on December 17, 2024 (“Measurement Period”), the Performance RSUs will vest in equal cumulative tranches based upon how many of the three stock price hurdles were achieved during the Measurement Period, as measured using a rolling 20-day volume-weighted average price on the Toronto Stock Exchange. Upon achieving each stock price hurdle, at any time during the Measurement Period, one-third of the Performance RSUs will be entitled to vest for each price hurdle. If the first hurdle is achieved, one-third will be entitled to vest. If the second hurdle is achieved, two-thirds will be entitled to vest. If the third hurdle is achieved, the entire amount will be entitled to vest. Delivery of the underlying Shares may be through the Toronto Stock Exchange or New York Stock Exchange.

	Performance RSUs to Vest
Stock Price Hurdle	Tranche 1	Tranche 2	Tranche 3	Total
$30.00	27,508			27,508
$32.00	27,508	27,508		55,016
$34.00	27,508	27,508	27,509	82,525

Irrespective of when a particular hurdle is achieved, the vesting will occur at the end of the Measurement Period. The three stock price hurdles require significant growth in stock price over the Measurement Period. The GHRC Committee believes the hurdles are challenging but achievable upon proper execution of corporate strategy.

1Asset Management Segment Adjusted EBITDA Margin Reconciliation

	Year ended,
(Millions of dollars)	Dec. 31, 2021	Dec. 31 2020
Income before interest expense and income taxes	750.9	681.4
Amortization of acquisition related intangibles	2.3	2.0
FX (gains) and losses	11.0	8.4
Change in fair value of contingent consideration	26.2	0.0
Write-down/(write-up) on investments	(16.8)	1.8
Legal and restructuring charges	25.6	54.6
Bond redemption costs	24.9	1.9
Gain on equity investment	(1.4)	0.0
Total adjustments	71.9	68.7
Adjusted income before interest expense and income taxes	822.8	750.1
Other depreciation and amortization	23.1	22.7
Adjusted EBITDA	845.8	772.8

Total Revenues	1,836.9	1,647.8
Adjusted EBTIDA Margin	46.0%	46.9%

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Members of the Governance, Human Resources, and Compensation Committee

The members of the GHRC Committee during 2021 were Mr. Miller (Chair), Mr. Perrow, Mr. Muir, and Ms. Chang-Addorisio, all of whom were independent Directors. For a description of the committee members’ direct experience and skills relevant to their responsibilities in executive compensation and enabling the committee to make decisions on the suitability of CI’s compensation policies and practices, please see the sections entitled Statement of Governance Practices - Board Composition and Independence and Board Expertise Matrix.

* * * * *

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Performance Graphs

The first graph compares the yearly percentage change in the cumulative total return on the Shares and voting securities of CI’s predecessors, with the cumulative total return of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Financials Index over the period from December 31, 2016 to December 31, 2021. The graph illustrates the cumulative return on a $100 investment in Shares made on December 31, 2016 as compared with the cumulative return on a $100 investment in the S&P/TSX Index or in the S&P/TSX Financials Index on December 31, 2016. Distributions and dividends are assumed to be reinvested.

The second graph compares the cumulative total return on the Shares from the date on which the Shares were first publicly traded on the TSX in June 1994 to December 31, 2021, with the cumulative total return of the S&P/TSX Index and the S&P/TSX Financials Index for the same period.

The performance as set out in the graphs does not necessarily indicate future price performance.

Cumulative Total Return for 5-year period

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	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-21
CI Financial Corp.	100	108	66	86	65	113
S&P/TSX Index	100	109	100	122	129	164
S&P/TSX Financials Index	100	113	103	125	127	180

Cumulative Total Return since CI became a Public Company in 1994

	1-Jun-94	31-Dec-03	31-Dec-06	31-Dec-09	31-Dec-12	31-Dec-15	31-Dec-18	31-Dec-21
CI Financial Corp.	100	1,135	2,425	2,445	3,125	4,275	2,795	4,792
S&P/TSX Index	100	237	395	392	451	517	622	1,025
S&P/TSX Financials Index	100	583	1,032	939	1,185	1,638	2,089	3,651

The graph below sets out the trend in aggregate total compensation, which includes base salary, annual cash bonus and equity bonus, awarded to the Named Executive Officers (in the applicable year) for each of the last five fiscal years (excluding non-recurring items) compared to the total return on the Shares over that same period.

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Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and the Corporation’s subsidiaries during the financial year ended December 31, 2021, and two previous years by the Corporation’s Chief Executive Officer, Chief Financial Officer, and the Corporation’s other three most highly compensated executive officers who were serving as such at December 31, 2021 (collectively, the “Named Executive Officers”).

			Equity incentive plan compensation(2) ($)	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position(1)	Year	Salary ($)	Share-based awards(3)	Annual incentive plans	Value ($)	compensation ($)(4)	compensation ($)
Kurt MacAlpine	2021	1,125,000	5,581,250	3,881,250	15,674	-	10,603,174
Chief Executive Officer and Director	2020	800,000	4,200,000	1,000,000	-	7,500	6,007,500
	2019	266,667	800,000	266,667	-	3,875,835	5,209,169

Amit Muni(5)	2021	330,288	719,000	719,000	11,250	1,250,000	3,029,538
Executive Vice-President and Chief Financial Officer	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Darie Urbanky	2021	625,000	687,500	687,500	-	7,500	2,007,500
President and Chief Operating Officer	2020	550,000	765,000	285,000	-	7,500	1,607,500
	2019	425,000	480,000	320,000	-	7,500	1,232,500

Marc-André Lewis(6)	2021	200,000	700,000	700,000	-	200,000	1,800,000
Executive Vice-President and Head of Investments	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Julie Silcox	2021	375,000	600,000	600,000	6,875	187,500	1,769,375
Executive Vice-President and Chief Marketing Officer	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Douglas J. Jamieson(7)	2021	-	-	-	-	26,701	26,701
Executive Vice-President and Chief Financial Officer	2020	350,000	-	-	-	2,190,875	2,540,875
	2019	350,000	220,000	180,000	-	7,500	757,500

Notes to the Summary Compensation Table:

(1)	Messrs. MacAlpine and Muni, and Ms. Silcox are paid their compensation in US Dollars. The figures in the above table have been converted to Canadian Dollars using an exchange rate of 1.25, being the average USD:CAD rate as determined by the Bank of Canada for 2021.

(2)	Equity-based awards reflect aggregate amounts awarded in respect of the relevant year.

(3)	Share-based awards are awarded in the form of RSUs under the Corporation’s RSU Plan. The fair market value of each RSU is determined by calculating the five-day volume weighted average price of a Share trading on the TSX on the five days immediately preceding the relevant date of grant.

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(4)	Includes: i) Employee Savings Plan corporate match of up to a maximum annual contribution of the lesser of $7,500 and 5% of the annual base salary of the employee; ii) in the case of Mr. Muni, includes a one-time RSU grant equal to US$1,000,000 (C$1,250,000), vesting in equal annual one-third tranches on each of May 31, 2022-2024, to replace equity compensation that Mr. Muni forfeited from his former employer; iii) in the case of Mr. Lewis, relocation expenses to move from the United Arab Emirates to Canada; iv) in the case of Ms. Silcox, a one-time signing bonus RSU grant equal to US$150,000 (C$187,500), vesting in equal annual one-third tranches on each of December 17, 2021-2023; and, v) in the case of Mr. Jamieson, earned vacation pay.

(5)	Mr. Muni was appointed Executive Vice-President and Chief Financial Officer on May 31, 2021. His annual salary of $562,500 was pro-rated for 2021.

(6)	Mr. Lewis was appointed Executive Vice-President and Head of Investments on September 1, 2021. His annual salary of $600,000 was pro-rated for 2021.

(7)	On November 13, 2020, the Corporation announced that Chief Financial Officer, Douglas Jamieson, had informed the Corporation of his intention to resign from his position. Mr. Jamieson and the Corporation agreed that he would remain as Chief Financial Officer until an orderly transition of his responsibilities could be completed. As a result, the Corporation agreed to compensate Mr. Jamieson a one-time aggregate payment of $2,184,000 representing his 2020 earned bonus, six months of salary in advance in respect of his continued service during the transition period, and an amount equal to 24 months’ salary and bonus compensation in recognition of his long service to the Corporation, plus applicable vacation pay (in each case less applicable statutory deductions). Mr. Jamieson resigned effective May 31, 2021.

Equity Compensation Plan Information

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as at December 31, 2021.

Plan Category	Number of Securities to be Issued (upon Exercise of Outstanding Options, Warrants and Rights, and upon Vesting of RSUs) (a)	Price (Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights, and Fair Market Value of RSUs) ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a))(1)

Equity compensation plans approved by Shareholders
Option Plan	810,918	21.88	9,201,925
RSU Plan	1,437,154	26.44	4,562,846

Note:

(1)	The number of securities remaining available to be issued as a percentage of outstanding Shares as at December 31, 2021 was approximately 5% in respect of the Option Plan and approximately 1% in respect of the RSU Plan.

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The following table sets out the approximate annual burn rate, calculated in accordance with the rules of the Toronto Stock Exchange, in respect of each of the equity compensation plans for each of the three most recently completed years.

	Annual Burn Rate (1)
Plan Category	2021	2020	2019
Option Plan	—	—	0.3%
RSU Plan (2)	—	—	—

Notes:

(1)	The annual burn rate is calculated as follows and expressed as a percentage:

Number of securities granted under the specific plan during the applicable fiscal year

Weighted average number of securities outstanding for the applicable fiscal year

(2)	The RSU Plan was approved by Shareholders at the annual and special meeting of Shareholders held on April 20, 2017. The Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan through Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description.

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Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each Named Executive Officer, information concerning all Option-based and share-based awards outstanding as of December 31, 2021.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested(1) ($)
Kurt MacAlpine Chief Executive Officer and Director	--	--	--	--	137,539	3,636,531
Amit Muni Executive Vice- President and Chief Financial Officer	--	--	--	--	54,348	1,436,961
Darie Urbanky President and Chief Operating Officer	18,000	18.99	Feb. 26, 2029	134,100	35,490	938,356
Marc-André Lewis Executive Vice- President and Head of Investments	--	--	--	--	--	--
Julie Silcox Executive Vice- President and Chief Marketing Officer	--	--	--	--	7,088	187,407
Douglas J. Jamieson Executive Vice- President and Chief Financial Officer	--	--	--	--	3,045	80,510

(1)	See footnote (1) to the Summary Compensation Table.

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Value Vested or Earned During the Year

The following table sets out for each Named Executive Officer, information concerning the value of incentive plan awards—Option-based and Share-based awards as well as non-equity incentive plan compensation—vested or earned during the financial year ended December 31, 2021.

Name(1)	Option-based awards – Value vested during the year(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kurt MacAlpine Chief Executive Officer	--	4,222,654	3,881,250
Amit Muni Executive Vice-President and Chief Financial Officer	--	--	719,000
Darie Urbanky President and Chief Operating Officer	0	686,893	687,500
Marc-André Lewis Executive Vice-President and Head of Investments	--	--	700,000
Julie Silcox Executive Vice-President and Chief Marketing Officer	--	75,430	600,000
Douglas J. Jamieson(3) Executive Vice-President and Chief Financial Officer	--	--	N/A

Notes:

(1)	See footnote (1) to the Summary Compensation Table.

(2)	The amounts shown represent the dollar value that would have been realized if all Options that vested during the fiscal year ended December 31, 2021 had been exercised on the vesting date, calculated as the difference between the exercise price of such Options and the TSX closing price of the Shares on the vesting date.

(3)	See footnote (7) to the Summary Compensation Table.

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Defined Contribution Plans Table

CI provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Employees are eligible to make salary deferral contributions into the plan and the Corporation matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 2% of eligible compensation for up to a total of 4%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance. The normal retirement age is 65.

The following table sets out information concerning the Corporation’s 401(k) plan as at December 31, 2021.

Name(1)	Accumulated value at start of year ($)	Compensatory change(2) ($)	Accumulated value at year end ($)
Kurt MacAlpine Chief Executive Officer	24,795	15,674	80,672

Amit Muni Executive Vice-President and Chief Financial Officer	0	11,250	30,803

Julie Silcox Executive Vice-President and Chief Marketing Officer	0	6,875	33,289

(1)	Values disclosed in this table were awarded in US dollars and reported above in Canadian dollars using an exchange rate of 1.25, being the average USD:CAD rate as determined by the Bank of Canada for 2021.

(2)	Compensatory change represents the value of the employer contribution to the CI 401(k) retirement plan on behalf of the named executive officer.

Director Compensation

The GHRC Committee is responsible for the compensation of Directors and annually reviews the form and amount of Director compensation and makes a recommendation to the Board for approval. The GHRC Committee takes into account the time commitment expected of Directors, the complexity and scope of any Director’s responsibilities, the need to attract and retain qualified Directors and the alignment of interests between securityholders and the Board.

During the financial year ended December 31, 2021, non-employee Directors other than the Chairman were paid an annual fee of $170,000. The Lead Director of the Board of Directors was paid $190,000 in recognition of the additional responsibilities which this position entails. The Chairman of the Board received an annual fee of $250,000 and the Chair of each committee of the Board received an additional annual fee in the amount of $10,000. Directors’ fees are payable in quarterly installments. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as a Director. Directors do not receive a fee per meeting. The GHRC Committee expects to conduct a peer compensation review in 2022 to ensure it continues to be able to recruit top talent and skills sets, particularly in the US.

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Directors who are also officers or employees of the Corporation are not paid any amount as a result of their serving as Directors. Mr. Holland, who holds the office of Chairman of the Board, is not compensated separately in respect of this non-executive officer position but, instead, receives a Chairman retainer in connection with this director role.

The following table sets out the compensation earned by Directors in the year ended December 31, 2021:

Directors Compensation Table

Name(1)	Fees earned (cash) ($)	Share-based awards(2) ($)		Non-equity incentive plan compensation ($)	All other compensation(3) ($)	Total ($)
William E. Butt	--	230,000	(3)	--	--	230,000
Brigette Chang-Addorisio	170,000	--		--	50,000	220,000
William T. Holland	250,000	--		--	--	250,000
David P. Miller	45,000	185,000	(3)	--	--	230,000
Tom P. Muir	190,000	--		--	50,000	240,000
Sheila A. Murray	170,000	--		--	50,000	220,000
Paul Perrow	170,000	--		--	50,000	220,000

Notes:

(1)	Mr. MacAlpine has been omitted from this table, as he is a Named Executive Officer and his compensation is disclosed in the above Summary Compensation Table. He does not receive a fee for his role as a Director of the Corporation.

(2)	As described in more detail below, any non-employee Director may elect to receive all or any portion of his or her Director’s fees in the form of DSUs, and a Director’s fees will be paid in the form of DSUs until satisfaction of his or her share ownership requirement.

(3)	On February 21, 2022, upon the recommendation of the GHRC Committee, the Board approved a one-time special payment of $50,000 to each non-employee director who was a Director on December 31, 2021, to be taken in cash or DSUs. This special payment was in recognition of the significant increase in workload required of the Board in connection with overseeing the execution of the Corporation’s strategic priorities and additional obligations as a U.S. reporting issuer. The frequency of Board and Committee meetings continued to be elevated vis-à-vis prior years.

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Directors’ Deferred Share Unit Plan

To encourage Directors to align their interests with Shareholders, the Board adopted the Director Deferred Share Unit Plan (the “Director DSU Plan”), effective February 16, 2017, applicable to the fiscal year commencing January 1, 2017 and subsequent fiscal years. Under the Director DSU Plan, Directors may receive some or all of the Director’s fees in the form of DSUs, each of which has a market value equal to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date DSUs are credited to the Director. A DSU is a bookkeeping entry credited to the account of an individual Director, which cannot be converted to cash until the Director ceases to be a member of the Board. The value of a DSU, when converted to cash, will be equivalent to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date that conversion takes place. DSUs will attract dividend equivalents in the form of additional DSUs at the same rate as dividends on the Shares. All non-employee Directors may elect to receive all or any portion of such Director’s fee in the form of DSUs.

The Board has a policy requiring each Director of the Corporation to hold Shares representing a prescribed multiple of the annual Director’s fee ensuring that the interests of the Directors are aligned with those of the Shareholders. Units held under the Director DSU Plan or RSU Plan may be used to satisfy this ownership requirement. Effective with respect to Director compensation payable on or after March 31, 2017, Directors have received Directors’ fees in the form of DSUs until satisfaction of the share ownership requirements for Directors described under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular. Upon satisfaction of such ownership requirements, Directors may elect to receive all or any portion of their Director compensation in the form of DSUs.

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Outstanding Option-Based and Share-Based Awards for Directors

The following table sets out information concerning the Directors’ outstanding Share-based awards and Option-based awards as of the date of this Information Circular. All Share-based awards for Directors are in the form of DSUs, other than Mr. MacAlpine whose Share-based awards are in the form of RSUs (and he has been omitted from this table as his Share-based awards are described in the Summary Compensation Table). As of the date of this Information Circular, no Director has any other Share-based or Option-based awards.

	Share Based Awards		Option Based Awards
Name	Number of shares or units that have not vested (#)	Market or payout value of DSUs / RSUs that have not vested ($)	Number of shares or units that have not vested (#)	Market or payout value of Options that have not vested ($)
William E. Butt	27,933	467,040	--	--
Brigette Chang-Addorisio	--	--	--	--
William T. Holland	9,919	165,846	--	--
Kurt MacAlpine	518,884	8,675,740	--	--
David P. Miller	16,242	271,566	--	--
Tom P. Muir	--	--	--	--
Sheila A. Murray	--	--	--	--
Paul J. Perrow	--	--	--	--

Directors’ and Officers’ Liability Insurance and Indemnification

CI has purchased directors’ and officers’ liability insurance for the benefit of the Directors and officers of CI and its subsidiaries. The coverage has an aggregate limit of $50 million per policy year plus excess $30 million “Side A” coverage for non-indemnifiable circumstances. A premium of $2,278,750 was paid by CI for the 12-month term which began on June 15, 2021. No part of this premium was paid by the Directors or officers of CI. Any deductible payable by any Director or officer making a claim under the policy is payable by CI and a $1,000,000 deductible is payable in respect of any claims made under the policy by CI ($2,500,000 for US claims).

CI will indemnify Directors and officers in accordance with its specific indemnification agreements and to the maximum extent permitted under applicable law.

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Termination and Change of Control Benefits

Kurt MacAlpine

In the event Mr. MacAlpine is terminated without cause or resigns for good reason, he is entitled to 12 consecutive months pay from the last day of work, equal to the 12 months of pay immediately prior to termination, including a pro-rated annual bonus, unpaid vacation pay, and benefits. Any unvested RSUs will be eligible for continued vesting during the 12 months post termination date, subject to the terms of the RSU Plan. He will remain entitled to post-employment health benefits at the executive employee level for a period of 12 months post termination.

Upon a change of control, if Mr. MacAlpine is terminated without cause or resigns for good reason within one year, his employment agreement entitles him to a monthly payment equal to the total compensation paid to him in the previous 12 months, up to the date of the change of control, divided by 12, for a period of 18 months. Any RSUs that remain unvested during the 18-month period shall continue vesting in accordance with the terms of the RSU Plan. He will remain entitled to post-employment health benefits at the executive employee level for a period of 18 months post termination.

Mr. MacAlpine’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation for a period ending 12 months following the completion of employment or solicit employees or clients of the Corporation for a period ending 12 months following the completion of employment. He may resign on six months’ advance written notice; however, the Board is entitled to waive all or part of the notice period and pay the applicable salary, pro-rated bonus, and vacation pay.

Darie Urbanky

In the event Mr. Urbanky is terminated without cause or resigns for good reason, he is entitled to 24 consecutive months pay from the last day of work, equal to base salary plus annual incentives paid or granted in the 12 months preceding the termination date, divided by 12, for 24 consecutive months.

Mr. Urbanky’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation for a period ending 12 months following the completion of employment or solicit employees or clients of the Corporation for a period ending 12 months following the completion of employment.

Amit Muni

In the event Mr. Muni is terminated without cause or resigns for good reason, he is entitled to: a lump-sum payment equal to 12 months of base salary; a lump-sum payment equal to the annual cash bonus paid to him for the previous fiscal year; a lump-sum amount equal to 12 months of the cost of COBRA health insurance coverage based on his coverage in effect as of his separation date; and vesting of any RSUs held on the termination date that would have vested on or before the one-year anniversary date of the termination date.

For one year following a change of control, if Mr. Muni’s employment is terminated without cause or he resigns for good reason he is entitled to the severance benefits noted in the preceding paragraph and the Board may in its sole discretion determine that all RSUs that have not previously vested shall vest on the effective date of the change of control.

Mr. Muni’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation while employed and for a period ending 12 months following the completion of employment or solicit clients or employees of the Corporation for a period ending 12 months following the completion of employment. This may be waived with the consent of the CEO.

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Marc-André Lewis

In the event Mr. Lewis is terminated without just cause, CI will pay Mr. Lewis’ base salary and incentive for 12 months plus one additional month for each year of employment with CI, up to a maximum of 24 months. He is entitled to continue to participate in CI’s benefits plan during the severance period, subject to the terms and conditions of the benefits plan. Termination entitlements under the RSU plan or other deferred compensation plans will be determined in accordance with the terms of those plans.

For one year following a change of control, if Mr. Lewis’ employment is terminated without cause he will be entitled to the severance benefits noted in the preceding paragraph.

Mr. Lewis’ employment agreement contains a covenant not to solicit customers or employees of the Corporation while employed and for a period ending 12 months following the completion of employment.

Calculation of Termination Benefits:

The actual amounts that a Named Executive Officer would receive upon termination of employment can only be determined at the time they leave the Corporation. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the Named Executive Officer’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit at the time of termination for each Named Executive Officer

a)	termination date of December 31, 2021;
b)	the December 31, 2021 TSX closing price for Shares of $26.44;
c)	pension benefits have been calculated using the fiscal year-end date of December 31, 2021; and
d)	employment is terminated or employee resigns for good reason within one year of a change of control.

The amounts stated below are the incremental values of such benefits that the Named Executive Officer could be entitled to for each of the termination scenarios.

Name(1)	Resignation ($)	Termination without cause ($)	Termination with cause ($)	Change of control ($)
Kurt MacAlpine
Chief Executive Officer
Severance	0	10,587,500	0	15,881,250
Benefits	0	40,200	0	60,400
RSUs	0	6,113,800	0	6,113,800
Amit Muni
Executive Vice-President and Chief Financial Officer
Severance	0	1,281,500	0	1,281,500
Benefits	0	40,200	0	40,200
RSUs	0	797,800	0	797,800
Darie Urbanky
President and Chief Operating Officer
Severance	0	4,000,000	0	4,000,000
Benefits	0	21,100	0	21,100
RSUs	0	1,564,200	0	1,564,200
Marc-André Lewis
Executive Vice-President and Head of Investments
Severance	0	600,000	0	600,000
Benefits	0	10,100	0	10,100
RSUs	0	299,500	0	299,500
Julie Silcox
Executive Vice-President and Chief Marketing Officer
Severance	0	0	0	0
Benefits	0	0	0	0
RSUs	0	0	0	0

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Indebtedness of Directors and Executive Officers

The following table summarizes the aggregate indebtedness to CI, as of April 24, 2022, of any executive officers, Directors, employees and former executive officers, Directors, trustees and employees of CI. In connection with the establishment of CI Private Wealth LLC in the US on January 1, 2022, CI provided bridge loans to certain partners to purchase partnership units. These loans are in the process of being transferred to third-party financial institutions. Loans are charged customary rates. In addition, CI has in the past maintained an Employee Share Purchase Loan Program (the “Program”) for Canadian employees where CI lent money to qualified employees to purchase Shares in the market. The Program is no longer available; however, a number of loans remain outstanding and are being settled over time. There is no outstanding indebtedness owed to CI or its Subsidiaries by any Director or executive officer.

AGGREGATE INDEBTEDNESS

Purpose	To CI or its Subsidiaries
Share Purchases	$757,321
Other	$86,061,036

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Statement of Governance Practices

Good governance is essential to the effective and efficient operation of the Corporation. For that reason, the Board and management are committed to maintaining a high standard of governance, including through consideration of the governance guidelines of the Canadian securities administrators and best practices recommendations of the Canadian Coalition for Good Governance.

The Role of the Board of Directors

The Board is responsible for the stewardship of the Corporation and in that regard has the duty to supervise the management of the business and affairs of CI. In addition to overseeing and approving major transactions and matters legally requiring Board approval, the Board is consulted regularly by the executive management team on significant developments affecting or likely to affect the business and affairs of CI and its subsidiaries as well as any regulatory changes, new initiatives or circumstances in the asset management or wealth management industry that may impact the business, or navigating material unforeseen events. The Board has delegated day-to-day management of the business to senior management; however certain matters exceeding a particular dollar threshold, and other matters require Board approval, pursuant to CI’s Delegation of Authority policy.

The specific duties and Board functions are set out in detail in the Board Mandate, which is attached as Schedule “B” to this Information Circular. The Board Mandate is reviewed each year and changes will be made when necessary to reflect evolving best practices in governance and management oversight. Some of the Board’s most important oversight functions are:

Enterprise Risk Management

Effective enterprise risk management and continual assessment of the risks confronting our business are necessary in order to ensure that the Corporation is positioned to achieve its business objectives and to protect the Corporation and client assets. The Board is responsible for risk management oversight, which includes understanding the material risks of the Corporation’s business and mitigation strategies and taking reasonable steps to ensure that management has an effective risk management structure in place. It is an ongoing process involving the Board, the Chief Risk Officer, and CI’s Risk Management Committee, comprised of senior executives representing the Corporation’s business units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee.

The Audit and Risk Committee reviews with management the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures, cybersecurity and other information technology systems, and the Corporation’s risk management policies and procedures. Each year, the Chief Risk Officer presents a detailed report on identified risks and mitigation strategies to the Audit and Risk Committee for discussion and comments. The Audit and Risk Committee receives regular reports on risk management at its quarterly meetings, including from the Corporation’s Chief Risk Officer, Chief Technology Officer, Chief Information Security Officer, and Senior Vice-President, Compliance, who is responsible for enterprise-wide compliance.

The Audit and Risk Committee is provided security metrics on the Corporation’s cybersecurity and data protection programs in accordance with the control framework established by the Center for Internet Security controls. CI has a Cybersecurity program which has been designed to balance the need to conduct business and the need to protect confidential information entrusted to CI. All employees are held accountable for maintaining cybersecurity through adherence to the Information Security Policy and IT Acceptable Use Policy. A mandatory Security Awareness Program is in place for all new-hires and annual training for all employees. This includes policy acknowledgement, training videos, screensavers and newsletters. Phishing campaigns are completed multiple times throughout the year for all employees, including spear-phishing campaigns against repeat offenders and high-risk roles throughout the organization

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The Cybersecurity program focuses on protection, detection, and response to threats. CI’s network is monitored 24/7 by a third-party Security Operation Center. An artificial intelligence based anomaly detection system is also used to detect unauthorized activity. Realtime vulnerability scans are performed on the perimeter network and scheduled scans are performed on the internal network. Based on the risk and criticality rating, a formal patching process is in place to address vulnerabilities of all systems on the network. Third parties are engaged on an annual basis to conduct Red team tests against both the internal and external networks. Several threat intelligence services provide customized information on latest vulnerabilities that affect CI systems. The information is used to prioritize the response to new threats. CI is not aware of an instance where there was a material information security breach.

CI also has a Privacy Risk Management Program which is designed to mitigate privacy risk by, among other things, adhering to the privacy legislation of the jurisdiction the subsidiary is located. In Canada, the relevant legislation is the Personal Information Protection and Electronic Documents Act. This program includes the Privacy Office’s guidelines for the handling of privacy related items, including: Privacy Compliance, Privacy Risk Management and Consulting, Privacy Policy & Education, Privacy Incident Management (Privacy Complaints, Personal Information Access Requests and Privacy Breaches discovered by or reported to CI) and Privacy Reporting.

A discussion of the risks affecting the Corporation appears in the Corporation’s most recent Management Discussion and Analysis available on the Corporation’s website (www.cifinancial.com) and on SEDAR (www.sedar.com).

Integrity of Financial Information and Internal Controls

The Board oversees financial reporting and compliance with the disclosure obligations imposed by corporate and securities laws. It is the responsibility of the Board to approve the annual and interim financial statements. The Board, through the Audit and Risk Committee, monitors the integrity of the Corporation’s management information systems and the effectiveness of internal controls through regular reporting by management and others. The Chief Internal Auditor reports on a quarterly basis, and ad hoc, as required, directly to the Audit and Risk Committee.

In connection with the Corporation’s listing on the NYSE and registration with the U.S. Securities Exchange Commission, pursuant to Section 12 of the Securities Exchange Act of 1934 (U.S.), the Corporation is subject to additional disclosure and control requirements under the Sarbanes-Oxley Act of 2002 (U.S.) (“SOX”). The Chief Risk Officer is responsible for overseeing the implementation of internal controls over financial reporting, in order to ensure that the Corporation is in material compliance with its obligations under SOX.

Strategic Planning

The Board oversees the strategic direction of the business and offers guidance on strategic issues confronting the Corporation. The Directors are responsible for developing a depth of knowledge of the Corporation’s operations and business to assess the assumptions on which the Corporation’s strategic plans are based. The Chief Executive Officer has set, and the Board has approved, the strategic priorities of the Corporation. Each significant decision or transaction will align with one or more of the strategic priorities. Periodically, the Board will receive reports from senior management on strategic initiatives. The Board continually assesses the strategic plan of the Corporation, taking into account the risks and industry environment confronting the Corporation.

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Succession Planning

The Board is responsible for overseeing the Corporation’s succession plan for the Chief Executive Officer, including the recruitment, appointment and evaluation and, if necessary, termination of the Chief Executive Officer. The Board has delegated primary responsibility for oversight of succession planning to the GHRC Committee. The GHRC Committee reviews the design and competitiveness of the Corporation’s overall compensation plan and strategies for the attraction, retention and motivation of executive officers and oversees and monitors employee engagement, talent development and retention strategies. These quarterly updates are also used by the Chief Executive Officer to identify members of the Corporation’s senior management capable of taking on additional responsibilities and developing into the Corporation’s next generation of leaders. In addition to quarterly meetings providing updates on executive officer succession planning, as applicable, and other human resources matters, the GHRC Committee receives a formal report from the Chief Talent Officer, at least annually. While the GHRC Committee has primary responsibility for executive officer succession planning, the matter of Chief Executive Officer succession is discussed at least annually by all independent members of the Board. In addition, all members of the Board have regular opportunities to meet with executive management during and in connection with Board meetings. Board members are also encouraged to meet with the executive team members individually and outside of Board meetings in order to be able to directly assess an officer’s capabilities and succession potential.

The Corporation is committed to promoting professional learning and development at all levels of the organization through programs to create senior leader personal development plans, sessions targeting professional development as well as cost effective training, corporate-wide training events and other opportunities for leadership development.

Securityholder Relations and Communications

The Board approves all of the disclosures which CI is required to make pursuant to securities laws, including annual and quarterly financial statements, the Annual Information Form, management information circulars, and registration statements.

Securityholders can provide feedback to CI in a variety of ways, including by contacting the Corporation’s Investor Relations staff by email, telephone or mail as indicated on the back of this Information Circular. The Corporation’s annual and quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website.

The Chief Executive Officer is responsible for receiving and addressing securityholder inquiries and concerns and referring securityholder issues, where appropriate, to the Board. It is CI’s policy for management to respond to securityholder questions and concerns on a prompt basis, subject to limitations imposed by law or as a result of the confidential nature of certain information. In addition, Shareholders may communicate directly with CI’s independent Directors through the Lead Director by email or mail as indicated at the back of this Information Circular.

Integrity and Ethics

The Board reviews the Corporation’s Code of Conduct (the “Code”) at least annually as well as other policies which are designed to foster a culture of integrity. On a quarterly basis, the Board seeks reasonable assurance from senior management that the Code has been complied with. As further described under the heading Ethical Business Conduct, in 2021 CI undertook a process to substantially update and modernize the Code.

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The Board is also responsible for establishing and overseeing a whistleblower process which is contained in the Code. Reporting procedures are detailed in the Code to provide anonymous whistleblowing opportunities without fear of reprisal.

Board Composition and Independence

The Board believes that it is important that a majority of our Directors be independent. The Board currently has nine members and following the Meeting, if all Director nominees are elected, will have eight members, seven of whom will be independent.

Size and Composition

The GHRC Committee works with the Board to develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills, experience, personal attributes and any anticipated retirement dates of the Board members as well as the strategic direction of the Corporation and the skills, expertise, experience, competencies and attributes necessary for the Board. The GHRC Committee undertakes, on an annual basis, an examination of the size of the Board, with a view to determining the impact of the number of Directors on the effectiveness of the Board and the full engagement of each Director, and then recommends to the Board, if necessary, a reduction or increase in the size of the Board.

As part of the annual Board evaluation process, the GHRC Committee assesses each Director’s contribution to the Board and makes a recommendation to the Board regarding whether or not each Director will be invited to stand for re-election at the next annual meeting of the Corporation’s shareholders. This process also will allow each Director the opportunity to confirm his or her desire to continue as a member of the Board.

The Board of Directors is currently comprised of nine members but is expected to be comprised of eight members after the conclusion of the Meeting.

Eight of the current Directors have agreed to be nominated and stand for election or re-election at the Meeting, with Ms. Murray electing to not stand for re-election.

The Board has determined that the proposed size and composition of the Board, including the collective skills, expertise, experience, diversity and attributes of the eight Director nominees, are appropriate to facilitate effective debate and decision-making. This relatively small number of Directors permits the Board to operate in an efficient and cohesive manner and encourages interactive decision-making. The Board believes that a diversity of views, backgrounds, and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience which contribute to the effective oversight of CI’s business. See “Board Expertise Matrix” on page 9 of the Circular. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their diverse business experience, judgment and vision. See “Board Diversity” below for further information on the Board’s approach to diversity.

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Independence

At each regularly scheduled meeting, the independent Directors meet without non-independent Directors and members of management. This occurred at each of the five regularly scheduled meetings in 2021.

The Board believes that it is important that at least two-thirds of our Directors be independent. The GHRC Committee is responsible for determining whether a Director is independent, using the standards set out in applicable legal and regulatory requirements and recommended guidance, including the definition and guidance in National Instrument 52-110 – Audit Committees (“NI 52-110”). In particular, the GHRC Committee considers an individual to be independent if he or she has no direct or indirect material relationship with CI which could, in the view of the Board, be reasonably expected to interfere with the exercise of that individual’s independent judgment.

Each year the Directors are asked to provide the Corporation with information necessary for completion of this Information Circular, including information concerning any other directorships or business or other relationships which could affect an assessment of independence. The GHRC Committee considers this information when determining whether a Director is independent. Directors are also required to let the Chairman of the Board and the Chair of the GHRC Committee know if there are any material changes in their circumstances or relationships which could affect an assessment of independence.

Based upon information provided by each of the Directors, the GHRC Committee and the Board have determined that the following seven of eight Directors standing for election or re-election are independent: William E. Butt, Brigette Chang-Addorisio, William T. Holland, David P. Miller, Tom P. Muir, Paul J. Perrow and Sarah M. Ward. The GHRC Committee and the Board have determined that Kurt MacAlpine is not independent as a result of his role as CEO.

The Board of Directors believes that the fact that seven of the eight nominee Directors of the Corporation are independent under applicable legal and regulatory requirements is an important factor in assuring the ability of the Board to act independently of management.

Mr. Holland is the Chairman of the Board and Tom Muir is the Lead Director.

The Board has instituted certain processes to ensure that the Board can exercise independent oversight. Each meeting is chaired by the Lead Director and, in order to facilitate candid discussions among the independent Directors, at each regularly scheduled quarterly meeting the independent Directors meet without the non-independent Directors present. In addition, the Board of Directors or any committee thereof is authorized to engage independent counsel and other advisors it determines necessary to carry out its duties and responsibilities and require CI to pay the compensation and charged expenses for any such advisors. Except in unusual circumstances, the Board will consult with the Chief Executive Officer prior to appointing external advisors.

Board Expertise

The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry, experience and other knowledge which contribute to the effective oversight of CI’s business. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their business experience, judgment and vision.

In making its Director nominee recommendations, the GHRC Committee and the Board consider the competencies, skills and attributes that the Board considers to be necessary for the Board as a whole to possess, the competencies, skills and attributes that the Board considers each existing Director to possess, and the competencies, skills and attributes any new nominee will bring to the boardroom.

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The Board is comprised of individuals who bring the right mix of knowledge, interest, skills and experience relevant to the Corporation and required on the Board to fulfill its mandate. The following areas of expertise are the core competencies of the Board:

Accounting and Finance	Wealth Management	Asset Management
CEO Experience/Strategic Leadership	Risk Management	Regulatory Affairs
Human Resources/Compensation	Governance/Legal	IT/Fintech
Financial Services	International Expertise	Mergers and Acquisitions

The matrix noting the areas of expertise and core competencies of each nominated Director is set out on page 9 of the Circular.

In addition, when assessing a nominee for Director, the Board will expect the nominee to demonstrate:

Sound business judgment	High ethical standards	Commitment to CI
Good communication skills and the ability to influence decision-making	Proven track record	Ability to work collaboratively
Independent thought

The Board and the GHRC Committee will consider the extent to which the interplay of the individual’s expertise, skills, knowledge, experience and personal attributes with that of other members of the Board will build a high-performance Board that is effective, collegial and responsive to the needs of the Corporation and its subsidiaries.

In making its recommendations, the Board and the GHRC Committee’s assessment is also based on the following criteria:

•	diversity of viewpoints, backgrounds, experiences, gender and other demographics;
•	current or previous experience on other boards; and
•	the appropriate level of representation on the Board by Directors who are independent of management and who are neither officers nor employees of the Corporation or any of its subsidiaries.

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Term Limits

Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date.

The Board believes that a Director’s effectiveness is enhanced by experience on the Board and also recognizes the importance and value of adding new Directors who bring a diversity of views and a fresh outlook. Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. The term limit does not apply to the Chief Executive Officer.

Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis and are not intended to and do not in any way assure each Director of a twelve-year term. Board composition and the continued nomination of Directors are considered each year and assessments are made on a case-by-case basis, taking into account the skills and contribution of each Director. The Board has not adopted a mandatory retirement age for Directors.

On February 13, 2020, the Board adopted a term limit of up to four years for the position of Lead Director. Upon the appointment of the next duly appointed Chairman, the Board adopted a term limit of up to five years for such position. Furthermore, the GHRC Committee and Audit and Risk Committee each adopted a term limit of up to four years for the Chair of each respective committee.

Messrs. Muir and Miller’s respective terms as Lead Director and Chair of the GHRC Committee will expire at the conclusion of the Meeting.

The average tenure of the eight Director nominees is approximately 5.8 years. The average tenure of the seven independent Director nominees is 6.2 years.

Directorships and Board Interlocks

To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, CI limits service by Directors on outside public company boards of directors and committees:

(a)	Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships.
(b)	No Director who is a member of the Audit and Risk Committee may sit on more than three outside public company audit committees.
(c)	The Corporation’s Chief Executive Officer may not sit on the board of directors of an outside public company.
(d)	No Director may serve on the board of a competitor or of a regulatory body with oversight of the Corporation or its subsidiaries or any other board which the GHRC Committee reasonably determines is inadvisable.

CI also limits the number of other boards its Directors can serve on together. No more than two Directors may sit on the same outside public company board of directors. Exceptions to the above guidelines may be granted with the consent of the Board.

Directors are required to advise the Chairman of the Board and the Chair of the GHRC Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

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In addition, Directors must notify the Chairman of the Board and the Chair of the GHRC Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Corporation or its affiliates or potentially impact the reputation of CI.

Lead Director

An independent Director, Tom P. Muir, is the Lead Director and chairs each meeting of the Board and Shareholders. The Lead Director is a member of the Audit and Risk Committee and the GHRC Committee.

Mr. Muir, an independent Director, has been on the Board since 2011 and assumed the role of Lead Director at the close of the annual meeting of Shareholders held on June 18, 2018.

The Lead Director facilitates the functioning of the Board independently of management and provides independent leadership to the Board. The Lead Director, together with the independent Chairman, sets the agenda for each Board meeting with a view to the Board’s role in the stewardship of CI and the provision of oversight and guidance with respect to CI’s strategic plan and execution of strategic priorities. The Lead Director and Chairman, as well as the Board’s GHRC Committee, supports the promotion of a high-performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making.

The Lead Director serves as a liaison between management and the Board, where necessary. The Lead Director also chairs each Board meeting and the annual meetings of the Shareholders. The Lead Director is a member of both the Audit and Risk Committee and GHRC Committee. Further information on the role of the Lead Director is discussed below under “Position Descriptions”.

Director Attendance

In 2021, each of the Corporation’s Director nominees standing for re-election attended 100% of all regularly scheduled and special Board meetings with the exception of Mr. Holland who was unable to attend a special Board meeting held on April 8, 2021. The meeting attendance record for each Director is disclosed on page 19 of this Information Circular.

Four quarterly meetings of the Board are scheduled for each fiscal year, and special meetings are called as necessary. The meeting of the Board immediately following the Meeting is considered a regular meeting. The frequency of meetings and the nature of agenda items depend on the state of CI’s affairs and particular opportunities or risks that CI faces. During the fiscal year ended December 31, 2021, the Board met 16 times.

As part of each regularly scheduled quarterly Board meeting, the independent Directors meet without non-independent Directors and members of management.

Ethical Business Conduct

The Board takes its responsibility for setting the moral tone of the Corporation seriously. The Board receives quarterly reports regarding compliance with the Code and other policies which are designed to foster a culture of integrity.

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In 2021, the CI undertook a substantial revision to the Code, which constitutes written standards designed to promote integrity and to deter wrongdoing. The Code is reviewed annually by the Board and revised as required. The last revision of the Code was approved by the Board on November 10, 2021 and became effective December 3, 2021. The Code applies to the Directors, officers, employees, agents and representatives of the Corporation and its subsidiaries and affiliates. The Code is reviewed annually and updated, when necessary. The Code addresses, among other things, the following issues:

a)	acting ethically and with integrity;

b)	avoiding conflicts of interest;

c)	protecting confidential, personal and non-public information;

d)	making sure key information is accurate;

e)	respecting company resources;

f)	respecting colleagues and others and keeping the workplace safe; and

g)	reporting concerns related to the Code.

Personnel are expected and encouraged to talk to senior management, the Compliance Department, or other appropriate personnel if they have breached the Code or have observed a breach of the Code by others or observed a deficiency in the Corporation’s policies, procedures or controls which might enable a breach to occur or go undetected. CI does not permit any acts of retaliation for reports of misconduct by others. The Code also outlines compliance procedures to be followed to report any such breaches of the Code or other questionable conduct, including with respect to accounting and auditing matters, on a confidential and anonymous basis. The compliance department of CI monitors compliance with the Code and requires each employee to certify annually that they have read the Code and agree to comply with it. The Code applies to and is communicated each year to Directors, officers, and employees through an online learning portal or by email, who must acknowledge that they have read and understood the Code and agree to comply with it. New hires are expected to read and acknowledge the Code upon starting their employment with CI.

To ensure that the Directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a Director has declared a material personal interest (in accordance with relevant provisions of corporate law), the Board follows a practice whereby any such Board member must be absent during any Board discussion pertaining thereto and not cast a vote on any such matter.

Waivers of the any provision if the Code may be approved by the Head of Compliance in rare cases where warranted by exceptional circumstances. Any waivers of the Code will be promptly disclosed as required by law, regulation, or rules of a stock exchange. No waivers of the Code have been granted to date.

The Code can be viewed on CI’s website at www.cifinancial.com or at www.sedar.com.

CI has adopted formal policies to further ensure ethical business conduct, including an Anti-Bribery and Anti-Corruption Policy, Disclosure Policy, and Insider Trading Policy. CI’s subsidiaries maintain policies applicable to their operations to further ensure ethical business conduct, including policies related to anti-money-laundering, counter-terrorist financing and sanctions, sales practices, and conflicts of interest.

Complaints and Whistleblowing

CI has adopted a formal complaint and grievance system to assist employees, supervisors and managers in conflict resolution. In cases of conflict, employees may submit complaints to their supervisor or the Chief Talent Officer. CI’s Human Resources Department is available to provide direction and counsel to employees, supervisors and managers in conflict situations.

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CI is committed to doing business ethically and legally. Accordingly, and as an integral part of the formal complaint and grievance process described above, it has established a Whistleblower Policy to assist with transparency, ease of reporting, and protection for whistleblowers. The purpose of the Whistleblower Policy is to provide directors, officers, employees, agents and representatives with a process for confidentially reporting concerns regarding violations of the Code, compliance with legal and regulatory requirements, or accounting or auditing matters, including matters related to internal controls over financial reporting, without fear of reprisal for reports made in good faith.

Committees of the Board

There are currently two standing committees of the Board — the Audit and Risk Committee and the GHRC Committee. The Board has delegated certain authority and responsibilities to each of these committees and has mandated that each of them perform certain advisory functions and make recommendations to the Board. Only independent Directors can serve on these committees. The Lead Director serves as an ex officio member of each of the Board’s standing committees, if not otherwise an appointed member, and is currently a member of the Audit and Risk Committee.

Each committee of the Board has a written charter. A copy of the Audit and Risk Committee charter is contained in Appendix “A” in the Annual Information Form available on SEDAR at www.sedar.com and the Corporation’s website. The GHRC Committee charter is available on the Corporation’s website at www.cifinancial.com. Each committee is required to review and reassess its charter at least annually.

Audit and Risk Committee

The Audit and Risk Committee currently has three independent Directors as its members: Messrs. Butt (Chair), Muir and Ms. Chang-Addorisio. Each member of the Audit and Risk Committee is independent, financially literate and at least one member qualifies as a financial expert under SOX (as such terms are defined under applicable securities laws and stock exchange requirements and guidance). The Audit and Risk Committee is responsible for reviewing quarterly financial statements, annual financial statements and other financial disclosure documents prior to their approval by the full Board. The committee is also responsible for selecting and recommending to the Board the appointment and compensation of the external auditors, reviewing CI’s financial reporting process, internal controls and the performance of CI’s external auditors, and approving non-audit services by the external auditors. The external auditors and CI’s Chief Internal Auditor report directly to the Audit and Risk Committee. CI’s Chief Internal Auditor and external auditors meet quarterly with the Audit and Risk Committee and with the external auditors without management present.

In addition, the Audit and Risk Committee is responsible for the oversight of the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures and reports on the Corporation’s risk management policies and procedures. The Audit and Risk Committee meets quarterly with the Corporation’s management, including the Chief Risk Officer. The Audit and Risk Committee reviews and recommends to the Board for approval the risk related disclosure in the Corporation’s Annual Information Form and management’s discussion and analysis. Additional information regarding the Audit and Risk Committee, including its written charter, composition, and the relevant education and experience of its members is included in the Corporation’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

Governance, Human Resources, and Compensation Committee

The GHRC Committee currently has three independent Directors as its members: Messrs. Miller (Chair), Perrow, and Ms. Ward. Mr. Muir, as Lead Director, attends meetings as an ex officio member of the GHRC Committee but does not vote on matters brought to the GHRC Committee. The GHRC Committee assists the Board in overseeing CI’s compensation policies and practices, as well as assisting the Board in the strategic oversight of CI’s human capital, including with respect to organizational effectiveness, succession planning and talent management. The GHRC Committee is also responsible for developing CI’s approach to governance issues and overseeing the corporate governance process.

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With respect to the Corporation’s compensation policies and practices, the GHRC Committee oversees management’s development of compensation policies and practices to provide fair and competitive compensation to CI’s employees, including senior management, and that CI’s compensation policies do not have unintended risk consequences. The GHRC Committee is responsible for evaluating the Chief Executive Officer’s performance and contribution to the success of the Corporation and making compensation recommendations. The GHRC Committee also reviews an annual Compensation Report and CEO Scorecard prepared by management and recommends to the Board the compensation of any officers of the Corporation who report directly to the Chief Executive Officer, including the Named Executive Officers. The GHRC Committee also recommends to the Board for approval changes to the Share Ownership Guidelines, the terms of the compensation of Directors, the Chairman of the Board and those acting as committee Chairs and committee members.

The GHRC Committee assists the Board in its strategic oversight of the Corporation’s employee matters, and is responsible for reviewing the Corporation’s senior management succession plan and monitoring the progress and development of senior management in accordance with succession plans, overseeing and monitoring talent development and retention strategies, and assessing the “tone at the top” set by the Chief Executive Officer and other senior management through the promotion of integrity, ethics and corporate diversity. In addition, the GHRC Committee is responsible for reviewing the Corporation’s executive compensation disclosure and reporting to securityholders on remuneration.

The GHRC Committee is also responsible for overseeing CI’s corporate governance program and processes, including ensuring that the Board functions independently of management and promoting a Board culture that optimizes Board effectiveness. The GHRC Committee conducts an annual review of Board and Director effectiveness and engagement of each Director. Based upon this review, the GHRC Committee makes recommendations aimed at enhancing Board and committee effectiveness, including in connection with Director succession planning and the nomination of Director candidates. The GHRC Committee is also responsible for Director orientation and education.

Executive Compensation-Related Fees

Since April 2021, Korn Ferry has been engaged as a compensation consultant to provide advisory services in respect of CEO compensation, including development and assessment of the CEO Scorecard, and reporting thereon to the GHRC Committee. Pre-approval by the Board or committees is not required for these services. The fees for these services were approximately $54,000 in 2021.

All Other Fees – Korn Ferry was also engaged to provided advisory services related to market benchmarking analysis of variable incentive pay provided to non-executive management of CI. The fees for these services were approximately $29,000 in 2021.

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Board, Committee and Director Assessment

The GHRC Committee ensures that an appropriate system is in place to annually evaluate the effectiveness of the Board as a whole, as well as the committees of the Board, with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each year every Director is requested to provide his or her assessment of the effectiveness of the Board and each committee, as well as the contribution and performance of the individual Directors, including the Chairman, Lead Director and each committee Chair. Each Director also completes a self-evaluation form. The process is designed primarily to provide constructive input for the improvement of the Board. These evaluations consider the competencies and skills each Director is expected to bring to his or her particular role on the Board or a committee and the contribution of each Director to the effectiveness of the Board, as well as any other relevant facts. For fiscal 2021, the Directors completed a written Board effectiveness assessment and self-evaluation questionnaire, which was summarized on a confidential basis by the Chair of the GHRC Committee in a report that was presented to the Board for discussion. The GHRC Committee Chair is available should any Director wish to discuss his or her written responses to the questionnaire or otherwise provide input on Board effectiveness. Additionally, the GHRC Committee Chair provides the option to meet, one-on-one, with each Director to provide an additional channel where candid discussions may be held.

The written Director assessment or one-on-one discussion are not intended to stifle comment and the Directors are invited to raise any matters of concern with the Chair of the GHRC Committee. The topics included in the Director assessment questionnaire include:

Board Composition, including Diversity	Risk Management
Duties and Responsibilities	Leadership
Management Performance and Compensation	Board Succession
Committee Structure and Effectiveness	Relationship with Management
Management / Organization Compliance	Planning and Appraisal

In addition, each Director is asked to compare the Board with other boards of directors on which he or she serves in areas such as quality of leadership, culture and effectiveness, among others. Directors are also asked to rank the relative strength of the Board in a number of areas, including industry-specific knowledge, relationship with management, commitment to the Corporation and effective decision-making and to rank the relative strength of the Board’s oversight function in each of the Board’s core areas of responsibility, as set out in the Board Mandate.

The objective of the confidential Director self-evaluation form is to improve the overall performance of the Board by assisting individual Directors to build on their strengths and identify areas for continuing development. Each Director is asked to self-evaluate with respect to his or her individual goals, objectives, participation and contribution.

Position Descriptions

The Board has approved written position descriptions for the Chairman of the Board, the Lead Director, the Chairs of the Board committees, and the Chief Executive Officer.

Chairman

The Chairman’s role is to provide broad-based leadership and direction to the Board in its stewardship of the Corporation and oversee, guide and support the Board in fulfilling its duties and responsibilities in an effective and independent manner. The Chairman also serves as a strategic advisor to senior management with respect to the Corporation’s business and the industry. The Chairman’s primary responsibilities include, but are not limited to:

(a)	Ensuring that the structure and composition of the Board, including Board size and the mix of Directors’ knowledge, interests, skills and experience, facilitate effective and interactive decision making.

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(b)	Promoting a high-performance Board culture that is conducive to the full engagement by all Board members and encourages challenging and constructive debate;

(c)	Together with the Lead Director, calling and organizing meetings of the Board, including setting the agenda for each Board meeting with a view to CI’s long-term strategic priorities;

(d)	Ensuring that the Board is provided with the necessary resources, training and development with respect to the industry and CI’s business to enable each Director to fulfill his or her duty to act in the best interests of the Corporation;

(e)	Fostering a constructive and effective working relationship between the Board and the Chief Executive Officer;

(f)	Collaborating with the Chief Executive Officer to recruit and mentor top executives and monitor and evaluate senior managerial and corporate performance;

(g)	Advising senior management in its consideration of strategic opportunities and transactions, including in the areas of capital allocation, technology and growth strategies;

(h)	Providing strategic support and counsel to senior management with respect to the business in which the Corporation operates and its business development, growth trajectory and strategic direction;

(i)	Ensuring the effective communication of the Corporation’s culture, values and objectives to the Shareholders and other stakeholders; and

(j)	Acting, together with the Chief Executive Officer, as a liaison with the Corporation’s various stakeholders.

Lead Director

The Lead Director’s role is to facilitate the functioning of the Board independently of management and provide independent leadership to the Board. The Lead Director’s duties include, but are not limited to, the following:

(a)	Ensuring that the Board functions independently from management in carrying out the Board Mandate and fulfilling its fiduciary obligations to the Corporation;

(b)	Guiding the views, concerns and issues of the independent Directors and keeping the Chairman of the Board fully informed of any concerns raised by the Board;

(c)	Advocating, in consultation with the Chairman, and enforcing a strong governance framework for the Board;

(d)	Encouraging Directors to stay informed about the Corporation’s business and industry, including by working with the Chairman to provide access to an effective architecture of information designed to inform Directors of the key activities undertaken by the Corporation and the central issues facing the Corporation;

(e)	Together with the Chairman, setting the agenda for each Board meeting with a view to the Board’s role in the stewardship of the Corporation and the provision of oversight and guidance with respect to the Corporation’s strategic plan;

(f)	Chairing each meeting of the Board, including any meetings or portions of meetings of the independent Directors in the absence of management;

(g)	Assisting the Chairman, as well as the Board’s GHRC Committee, in the promotion of a high-performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making;

(h)	Serving as a member of each of the Board’s standing committees and acting as a liaison between the independent Directors and executive Directors;

(i)	Leading the Directors in providing independent oversight and guidance with respect to the Corporation’s strategic plan, including by challenging management to maintain a long-term view of the Corporation’s objectives and approving the Corporation’s overall strategic framework; and

(j)	Actively participating, in consultation with the GHRC Committee, in management succession planning, including the recruitment, appointment and evaluation of the Chief Executive Officer.

Committee Chairs

The Board has delegated certain responsibilities to its committees and requires that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. See “Committees of the Board” above.

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The most important responsibility of the Chair of each committee of the Board is to ensure that the responsibilities of the committee as set out in the committee’s charter are carried out in an effective manner independently from management. Each committee is required to reassess its charter at least annually and report to the Board thereon. The charter may also assign specific additional responsibilities to the chair of the committee. The responsibilities of the chair of each committee include, but are not limited to, the following:

(a)	Ensuring that the committee is effectively organized to carry out its duties and responsibilities;

(b)	Promoting a committee culture that is conducive to the full engagement by all committee members and encourages challenging and constructive debate and effective decision-making;

(c)	Working with the Secretary of the Corporation to develop and refine the committee’s annual forward agenda to capture long-term issues and evolving priorities, as well as regular business items;

(d)	Chairing each meeting of the committee and setting the agenda for committee meetings, with a view towards the committee’s responsibilities as enumerated in the committee’s charter;

(e)	Retaining outside advisors or experts as may be required;

(f)	Reporting to the Board on the work of the committee and material matters discussed or considered by the committee at least quarterly, or more frequently as necessary, building an environment of open communication and robust discussion at the Board level; and

(g)	Maintaining regular communication with the Chairman, Lead Director, and Chief Executive Officer, as well as other members of senior management.

Chief Executive Officer

The role of the Chief Executive Officer of CI is to maximize the value of the business of CI through the development and execution of strategic decisions, aligned with the short and long-term objectives of the Corporation and its shareholders. The CEO is responsible for management of the Corporation’s operations, resources and performance in a manner that strengthens and enhances the Corporation’s position as a leading wealth management firm. The CEO is also responsible for leading and developing key management personnel.

The key responsibilities of the CEO include, but are not limited to, the following:

(a)	Lead the development and execution and communication of a formal strategic plan to drive organizational performance, grow the Corporation and enhance the profile and reputation of the business;

(b)	Appropriately allocate the Corporation’s capital, people and other resources according to the Corporation’s goals and manage the Corporation’s overall financial soundness;

(c)	Identify and pursue valuable growth opportunities, both organically and through strategic transactions;

(d)	Ensure the Corporation’s continued focus on developing products that are responsive to the needs of investors as well as innovative investment products to create and develop new demand in order to increase assets under management and maintain and grow the Corporation’s competitive position within the industry;

(e)	Serve on the Board as a Director of the Corporation;

(f)	Cultivate a productive working relationship with the Board and effectively communicate with the Board with respect to the Corporation’s business, items of importance for consideration and developments that may have material strategic or other implications for the Corporation;

(g)	Build and lead an effective management team and develop, strengthen and leverage the skills of senior executives;

(h)	Evaluate the performance of the senior officers of the Corporation and establish and implement an appropriate compensation plan for the senior officers;

(i)	Develop a succession plan designed to ensure the continued effective management of the Corporation;

(j)	Set the “tone at the top” and foster a corporate culture that promotes openness, integrity, ethics, trust and corporate diversity and ensures that all decisions are conducive to enhancing shareholder value and promoting the profile and reputation of CI;

(k)	Ensure the design and implementation of reliable internal control systems and disclosure controls and procedures within the Corporation;

(l)	Ensure the design and implementation of effective enterprise risk management systems to monitor, evaluate and manage key business risks;

(m)	Foster partnerships with financial institutions that will enhance our business offering;

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(n)	Manage legal, regulatory and market-driven challenges and assess how such changes affect the strategic direction of the Corporation; and

(o)	Act as the principal spokesperson for the Corporation, lead and nurture open communication and promote and maintain positive and effective relationships with the Corporation’s shareholders, employees, investors and analysts, as well as government authorities, regulators, other stakeholders and the public.

The Directors review the performance of the individuals who occupy these positions on at least an annual basis and use this opportunity to assess and update the responsibilities of each committee and its chair as described above under “Board, Committee and Director Assessment”.

Orientation and Education

CI provides an orientation program for newly elected Directors and provides information for all Directors on the activities of CI and its subsidiaries on an ongoing basis. Board members are also provided with opportunities to attend continuing education programs run by third parties.

The GHRC Committee oversees Director orientation to assist new Directors in understanding the operation of the business and the affairs of the Corporation and the role of, and expectations as to contributions to be made by, the Board and its committees. New Directors meet with senior management, including the Chief Executive Officer, for comprehensive sessions on the Corporation’s financial performance, including key value metrics and risk management, the Corporation’s business lines and the role of operations, governance and compliance. New Directors also receive a Director Orientation Manual, which, along with other material, contains a summary of CI’s structure and key policies and procedures, including the Code.

Under normal circumstances, Directors are offered the opportunity on a regular basis, and new Directors are required, to tour CI’s head office operations and to meet and make inquiries of CI and its subsidiaries’ senior managers (the impact of COVID-19 has limited the ability to make office visits). Between meetings of the Board, senior management keeps Board members up to date on the business of the Corporation. CI encourages its Directors to maintain the skills and knowledge necessary to meet their obligations as Directors and as members of Board committees. Management arranges for speakers both internal and external to the Corporation, who are knowledgeable about the industry and the economy, to meet with the Board, without management present, to discuss matters of interest to the Board and answer questions.

In addition, as summarized in the table below, during 2021, Directors participated in information and education sessions on a variety of topics as part of the Corporation’s regularly scheduled or special Board and committee meetings.

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In 2021, Directors participated in the following information and education sessions as part of the regularly scheduled meetings of the Board or committees, as indicated.

TOPIC	FORUM
CORPORATE DEVELOPMENT AND STRATEGY

Presentation on Accessible Market of Canadian Retail Mutual Funds by the Senior Vice-President and Head of Distribution	Board meeting on November 10, 2021

INDUSTRY UPDATE

Foreign private issuer status, U.S. merger and acquisition issues and the U.S. litigation environment, led by Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden”)	Board meeting on February 10, 2021.

U.S. RIA acquisition pipeline presented by the Chief Executive Officer, and Senior Vice-President, Strategy and Corporate Development	Board meeting on February 10, 2021.

RISK MANAGEMENT

Update on implementation of Sarbanes-Oxley controls adoption plan and timeline by Ernst & Young LLP	Audit and Risk Committee meetings on May 11, 2021, August 4, 2021 and November 9, 2021

Presentation by Ernst & Young LLP on what to expect as a first-time Sarbanes-Oxley reporting issuer	Audit and Risk Committee meeting on November 9, 2021

To date in 2022, Directors participated in the following information and education sessions as part of the regularly scheduled or special meetings of the Board or committees, as indicated.

TOPIC	FORUM
Corporate Development and Strategy

Presentation from Chief Internal Auditor on and Sarbanes-Oxley implementation and requirements	Audit & Risk Committee meeting on February 8, 2022

Update on U.S. Registered Investment Advisor progress with a 12-month review led by Chief Executive Officer of RGT Advisors	Board meeting on February 9, 2022

BofA Securities and Skadden presentation on U.S. wealth business strategy	Board meeting on April 5, 2022

HUMAN RESOURCES

Update on mentorship program for high-potential employees and diversity, inclusion and equity initiatives led by the Chief Talent Officer	GHRC Committee meeting on February 8, 2022

INDUSTRY UPDATE

CIPW US strategy for 2022 led by the CEO	Board meeting on February 9, 2022

RISK MANAGEMENT

Update on implementation of Sarbanes-Oxley controls adoption plan and timeline led by the Chief Internal Auditor and E&Y	Audit and Risk Committee meeting on February 8, 2022

Board Diversity

CI believes in diversity and values the benefits that diversity can bring to the Board. CI is committed to fostering an inclusive culture based on merit and free of conscious or unconscious bias. Diversity can promote the inclusion of different perspectives and ideas, mitigate against group think, and improve oversight, decision-making and governance. For purposes of Board composition, diversity includes, but is not limited to, differences in age, ethnicity, religion, business experience, education, skills or gender. As noted above, your Board members collectively possess a broad range of skills, experience and business knowledge.

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CI seeks to maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which the Corporation operates. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Corporation will consider candidates using objective criteria having due regard to the benefits of gender diversity and the needs of the Board.

The Corporation is committed to having gender diversity on the Board, in membership of committees of the Board, and in Board leadership roles. Accordingly, on February 9, 2022, the Board adopted a formal Board Gender Diversity Policy.

The principles of the Board Gender Diversity Policy are:

Diversity of thought is enhanced through intentional effort.	Credibility is enhanced through Board gender diversity.
Accessibility is enhanced through a collective voice.	Transparency is enhanced through the promotion of broad and common goals.
Pursuit of gender diversity does not compromise the Board’s ability to identify senior leaders and directors who are respected and experienced.

To achieve its gender diversity aspirations, the Board has set an objective to achieve gender diversity with the ultimate goal of having a composition of the Board where self-identified men or women each represents: at least two directors on a Board of seven or fewer members; or, at least 30% of the directors on a Board of more than seven members, from or before the date of the Company’s annual shareholder meeting in respect of the year-ended 2022.

The Corporation and the Board are committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the GHRC Committee and the Board will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board, including the identification of at least 50% of candidates who self-identify as women.

The objective of the GHRC Committee in recruiting new Directors is to ensure that the Board as a whole possesses diverse characteristics. At any particular time, the Board will be looking for candidates with the right mix of age, skills, diversity, experience and industry knowledge to fill a vacancy.

Following the close of the Meeting, assuming all Directors are elected, the Board will have two women Directors and six men Directors resulting in the proportionate representation by women on the Board at 25%. The Board also has one Director that is a member of a visible minority group.

	Target	Date for Achievement	Progress
Board of Directors	30%	2023 Annual Shareholder Meeting	25	%*

*The Board’s composition as of the date of the Information Circular includes 33% women representation; however, if all Director nominees are elected, the percentage of women will be 25%. The Corporation, in consultation with the GHRC Committee, will continue efforts to maintain Board gender diversity targets as set forth in the Board Gender Diversity Policy.

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Employee and Executive Officer Diversity

Diversity is integrated into our approach to talent management and supported by the CEO and the Board. The Corporation recognizes that diversity of thought enhances decision-making. Management also believes that diversity of thought is more likely to occur in an inclusive culture that respects differences, whether these differences are on the basis of age, ethnicity, religion, skills, experience, education or gender.

Diversity Statement
Valued	Employees are appreciated and respected for their unique perspectives and talents.

Trusted	Employees make meaningful contributions and are influential in decision making

Authentic	Employees can bring their full selves to work and express aspects of themselves that may be different to their peers.

Psychologically Safe	Employees feel free to hold differing views and make mistakes without being penalized and secure enough to address tough issues or take risks.

The Corporation has a very diverse employee population. The Corporation hires from the largest possible pool of talent on the basis of merit and then takes steps to ensure that the employees are supported and encouraged to achieve their career potential. Management is not aware of any institutional barriers to career advancement based on gender or other differences. CI has established a Diversity Policy.

Diversity Policy

CI values diversity and inclusion and supports a workplace free from discrimination for all individuals without regard to their sex, race, ancestry, place of origin, ethnic origin, colour, citizenship, creed, sexual orientation, gender identity or gender expression, age, marital status, family status or disability.

CI’s accommodation policy will apply in circumstances where a reasonable accommodation is required. The Corporation prohibits discrimination of any kind based on these protected grounds and is committed to complying with applicable laws pertaining to Discrimination, Human Rights and Harassment in all applicable jurisdictions.

All employment activities or decisions shall be administered in the same manner.

People leaders play an important role by modelling and helping to ensure acceptable standards of behaviour for team members, and driving CI’s desired culture within their respective teams.

In addition to CI’s Diversity Policy, it has policies on anti-harassment and anti-discrimination as part of the Code.

CI is committed to a diverse and inclusive culture where all employees feel valued, trusted, authentic and psychologically safe. In October 2020, CI established a Diversity and Inclusion Committee (the “D&I Committee”) in support of its commitment to championing and modelling a corporate culture based on diversity and inclusion. The goal of the D&I Committee is to support a culture in which all of CI’s employees will feel valued, trusted and authentic through training and awareness initiatives. The D&I Committee is currently comprised of 11 members from a cross-section of the Corporation. The D&I Committee plans one activity per month along with a Monthly Spotlight on Diversity overseen by senior members of the HR leadership team with a purpose to amplify the voices of the historically under-represented while educating toward more inclusive behaviours.

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Diversity Mandate

•	Have programs in place to attract, retain, and support a workforce that reflects the communities CI serves

•	Ensure representation in CI’s employee population and leadership teams across designated groups that is reflective of the communities in which it operates

•	Close the gap on engagement levels between those that identify as a member of a designated group and those that do not

•	Achieve employee engagement scores that indicate 85% or above in satisfaction on inclusive based metrics, as measured by CI’s annual Great Place to Work survey

In 2021, CI launched a Diversity & Inclusion intranet hub providing access to relevant resources, including:

•	Diversity Calendar, a tool provided for employees to access information on diversity observances and their significance

•	Panel interviews with senior leaders for Black History Month

•	Employee interviews

•	Links to LGBTQ+ Resources and learning videos

•	Information on Indigenous History

Furthermore, in 2021 CI developed an unconscious bias learning series which required mandatory completion by senior leadership. It is expected that the unconscious bias learning series will be rolled out to all employees in 2022.

Additionally, CI expanded its Women in Financial Services Mentorship Program, in place since 2012, to be gender neutral and provide consideration for inclusive representation. We are proud to acknowledge that 70% of participants in 2021 identified as members of a designated group (being groups that have historically been underrepresented or discriminated against, including LGBTQ+, visible minorities, indigenous persons, persons with disabilities, etc.) The structured program uses attributes and software to match mentors with participants in the program and is designed to prepare them for advancement to leadership roles. The program includes mentorship by senior executives.

Diversity and the objective of ensuring that all employees, officers and Directors are treated with integrity, honesty, fairness and respect, is a fundamental value that underlies CI’s policies and procedures. The consideration of the representation of women in senior officer positions is governed under these practices. Management is required to and does consider diversity in the hiring and advancement of executives and senior management. Management is concerned that the imposition of a target for women in executive officer positions could frustrate the ability of management to choose the person that they have determined is the best for the job and could be perceived by employees and potential employees as unfair. For that reason, CI does not establish targets for gender diversity for executive officers.

The Corporation, including its major subsidiaries, has 14 women executive officers representing approximately 29% of the total number of executive officers.

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Pay Equity

CI is committed to equality and materially complies with applicable regulations related to pay equity. CI has had a pay equity plan in place for Canadian employees since 2004. CI has a salary administration structure and monitors and measures salary to ensure consistency between genders in salary bands.

Employee Engagement, Talent, and Wellness

CI conducts annual employee surveys for its Canadian employees using the Great Place to Work survey. CI was proud to have been certified as a Great Place to Work® (July 2021 – June 2022) after a thorough, independent analysis conducted by Great Place to Work Institute® Canada. This certification is based on direct feedback from employees, provided as part of an extensive and anonymous survey about their workplace experience. Certification requires a minimum of 65% positive responses to the workplace experience survey.

CI was also named to the Great Place to Work 2022 list of Best Workplaces for Hybrid work in collaboration with Microsoft and recognized for CI’s strong communication, inclusivity and trust while delivering a first-class employee experience.

In developing talent and increasing skills, CI uses People Analytics to regularly monitor for high potential talent and flight risks. Specifically, CI uses an engagement and performance technology platform with approximately 85% participation rate by Canadian employees. Leadership training and skill development services are offered through third-party providers. CI also provides tuition assistance for degrees and designations relevant to an employee’s job.

CI promotes the wellness of its employees through enhanced benefits and health and wellness programs. During the COVID-19 pandemic, CI enhanced its access to mental health services, provided accelerated coverage and wellness training.

Responsible Investment

CI believes that responsible investing can play a role in achieving the best risk-adjusted returns for our funds and our clients. CI Global Asset Management is a signatory to the UN Principles for Responsible Investment and Responsible Investment Association. CI believes that the consideration of material environmental, social and governance (“ESG”) factors can enhance its analysis of investment risks and opportunities in the long-term. CI Global Asset Management’s approach to responsible investment involves ESG integration. It employs a dedicated Responsible Investing team which works with portfolio managers and analysts to examine, analyze and incorporate material ESG factors into the investment process. The belief is that it is more beneficial to hold positions in companies and engage with management to drive improvements in ESG performance rather than adopt an exclusionary policy. However, in recognition of the United Nations Anti-Personnel Landmines Convention and the United Nations Convention on Cluster Munitions, CI Global Asset Management will not invest in companies associated with landmines and cluster munitions. Overall, CI’s view is that ESG risks and opportunities can be material for investment risk and return, therefore, to the extent that these factors are material, they are incorporated across the asset classes in which CI Global Asset Management invests. This approach is endorsed by the President and Chief Operating Officer.

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Climate Change

CI acknowledges the importance of addressing issues related to climate change. In 2022, CI engaged a third-party ESG consultant to assist with establishing initiatives related to addressing climate change in corporate operations and reporting thereon. The Board looks forward to reporting more fulsomely on these matters in future public disclosures.

Compensation

The Board, acting on the recommendation of the GHRC Committee, reviews the adequacy and form of the compensation paid to the Chief Executive Officer, as well as any individual that reports to the Chief Executive Officer, and approves such compensation, as described in the Compensation Discussion and Analysis. The GHRC Committee or the Board may retain a compensation consultant to assist them in determining compensation. Upon the recommendation of the GHRC Committee, the Corporation engaged Korn Ferry on April 15, 2021 to provide consulting services in respect of developing and recommending components and specific metrics to be incorporated into the CEO Scorecard.

The Board, acting on the recommendation of the GHRC Committee, also reviews and approves the amount and form of annual compensation to be paid to the Directors and ensures that it reflects the workload and responsibilities of the Directors as well as the risks to which they are exposed.

Share Ownership by Executive Officers and Directors

The Board has adopted the following Share Ownership Guidelines to further align the interests of the Corporation’s executive officers and non-employee Directors of the Board with the interests of the Shareholders and to promote the Corporation’s commitment to corporate governance (the “Share Ownership Guidelines”). The Share Ownership Guidelines for executive officers are determined as a multiple of the officer’s base salary. The Share Ownership Guidelines for non-employee Directors are determined as a multiple of the regular annual retainer paid to Directors for service on the Board.

Position	Ownership Requirement
Chief Executive Officer	10 times base salary
President	5 times base salary
Executive Officers	3 times base salary
Other executives designated by the Board	To be determined by the Board
Chairman of the Board	5 times annual retainer
Non-employee Directors of the Board	3 times annual retainer

The thresholds set out in the Share Ownership Guidelines may be satisfied by Shares deliverable upon settlement of RSUs or DSUs but does not include Shares underlying stock options.

Individuals subject to the Share Ownership Guidelines are required to achieve the applicable ownership threshold within three years after first becoming subject to the Share Ownership Guidelines. If an individual becomes subject to a greater ownership amount, due to promotion or an increase in base salary or annual Director’s fees, the individual is expected to meet the higher ownership threshold within two years.

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Share prices of all companies are subject to market volatility. The Board believes that it would be unfair to require an executive officer or Director to buy more Shares simply because the Corporation’s share price drops temporarily. In the event there is a decline in the Corporation’s Share price that causes a Director’s or executive officer’s holdings to fall below the applicable threshold, the Director or executive officer shall not sell or transfer any Shares until the threshold has again been achieved.

As of the date hereof, each Director standing for re-election holds Shares and DSUs that have, or previously during their tenure as a Director had, a market value at or above the minimum requirement. In aggregate, the nominated Directors own or control 21,148,299 Shares, DSUs and/or RSUs, representing approximately 10.8% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours.

Non-NEO Executive Officer Equity Ownership

As of the date of this Information Circular.

Name	Shares	RSUs	Total	Value of Equity
Amarjit Anderson Chief Risk Officer and Chief Internal Auditor	22,120	13,649	35,769	$598,058

Sean Etherington Co-Head of Canadian Wealth Management	12,405	24,441	36,846	$616,065

Edward Kelterborn Executive Vice-President and Chief Legal Officer	12,896	49,878	62,774	$1,049,581

Roy Ratnavel Executive Vice-President and Head of Sales (CIGAM)	170,600	29,198	199,798	$3,340,623

Christopher Enright Co-Head of Canadian Wealth Management	333,029	0	333,029	$5,568,245

Lorraine Blair Executive Vice-President and Chief Talent Officer	22,021	12,474	34,495	$576,756

Restrictions on Trading and Hedging Shares of the Corporation

Under our Insider Trading Policy, employees, officers and Directors are prohibited from speculating in Shares, purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares, selling a call option in Shares, or buying a put option in Shares.

Normal course issuer bid

Effective June 15, 2021, the TSX accepted CI’s notice of intention to commence a normal course issuer bid through the facilities of the TSX (the “Notice”). Under the bid CI may purchase up to 18,194,790 Shares at the prevailing market price. Purchases under the bid will terminate no later than June 17, 2022. As of March 31, 2022, CI has acquired an aggregate of 10,175,782 Shares under the normal course issuer bid at an average price of $22.55 per Share. In February 2017, the TSX accepted notice from CI that Shares may be purchased under the Corporation’s normal course issuer bid by a trustee and used to settle vested RSUs under the RSU Plan, subject to certain of the TSX’s rules relating to normal course issuer bids and with such Shares counted towards the Share maximum that may be purchased under the Corporation’s normal course issuer bid. Shares purchased by CI under the normal course issuer bid will be cancelled, and Shares purchased by a trustee as described above will remain outstanding and be delivered to settle vested RSUs. Shareholders may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of CI. The Corporation intends to renew its normal course issuer bid effective June 20, 2022, subject to receipt of approval from the TSX.

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RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Any shareholder who intends to present a proposal at next year’s Annual Meeting of Shareholders must comply with the requirements of the Business Corporations Act (Ontario). Shareholders must send the proposal to the Corporation’s Corporate Secretary at 15 York St., 2nd Floor, Toronto, Ontario M5J 0A3 Canada, or by email to corporate.secretary@ci.com no later than April 22, 2023, in order for the proposal to be included in the proxy materials sent to Shareholders for that meeting.

Additional information

Additional information relating to CI is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com under the “CI Financial” section. Detailed financial information is provided in CI’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

Securityholders may request copies of CI’s financial statements, MD&A, Annual Information Form and Annual Report for the most recent fiscal year upon request to the Corporate Secretary of CI at the head office of CI or obtain them on CI’s website at www.cifinancial.com.

Other business

Management of CI currently knows of no matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

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Directors’ approval

The Board of Directors of CI have approved the contents of this Information Circular and have authorized us to send it to our Shareholders. A copy of the Information Circular has also been sent to each Director and our auditor.

Toronto, Ontario May 3, 2022	By Order of the Board of CI Financial Corp.

BRADLEY R. HOWARD Corporate Secretary CI Financial Corp.

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SCHEDULE A

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the meeting of the shareholders of CI Financial Corp. in respect of the year ended December 31, 2021.

* * * * *

If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

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SCHEDULE B

CI FINANCIAL CORP.

BOARD OF DIRECTORS’ MANDATE

As of February 9, 2022

The Board of Directors (the “Board”) of CI Financial Corp. (the “Company”) is responsible for the stewardship of the Company and in that regard has the duty to manage or supervise the management of the business and affairs of the Company.

Composition

The Board is elected annually by shareholders. The Board shall consist of a minimum of three and no more than fifteen Directors, with the number of Directors from time to time within such range being fixed by resolution of the Directors.

A majority of Directors shall be “independent” according to all applicable standards of independence under applicable laws, regulations, rules and stock exchange requirements or guidelines. All committees of the Board shall be composed solely of independent Directors.

The Board shall consider its size and composition on a regular basis, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members and the risks and strategic direction of the Company.

Term Limits

Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. Term limits do not apply to the Chief Executive Officer.

Effective February 13, 2020, the Board adopted a term limit of up to four years for the position of Lead Director.

Effective upon the appointment of the next duly appointed Chairman of the Board, the Board adopted a term limit of up to five years for such position.

Duties and Responsibilities

The Board is responsible for the supervision of the business and affairs of the Company. Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the Board’s oversight and monitoring responsibilities include:

1.	Strategic Planning

•	Developing a depth of knowledge of the Company’s operations and business to assess the assumptions on which the Company’s strategic plans are based.

•	Providing oversight and guidance on the strategic issues facing the Company and the development of the strategic plan.

•	Approving significant business decisions not specifically delegated to management.

•	Approving, on at least an annual basis, a strategic plan of the Company, taking into account the risks and strategic direction of the Company.

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2.	Financial Information and Internal Controls

•	Overseeing the financial reporting and disclosure obligations of the Company imposed pursuant to laws, regulations, rules or policies.

•	Monitoring the integrity of the Company’s management information systems and the effectiveness of its internal controls through regular reporting by management and others. Overseeing the processes underlying management’s certification and attestations with respect to the Company’s internal control and disclosure control procedures.

•	Approving the Company’s financial statements, management’s discussion and analysis (MD&A) and press releases disclosing financial information and overseeing the Company’s compliance with audit, accounting and reporting requirements.

•	Overseeing management of taxation issues.

3.	Identification and Management of Risks

•	Reviewing reports of and receiving presentations related to processes in place to identify, manage and mitigate the principal risks inherent in the Company’s business and operations.

•	Overseeing and monitoring processes to provide reasonable assurance that the business of the Company is being operated in compliance with all applicable legal and regulatory requirements.

4.	Human Resource Management and Executive Compensation

•	Reviewing and approving compensation policies and practices to enable the Company to attract, develop and retain skilled senior executives.

•	Overseeing the Company’s executive compensation and the compensation philosophy used in determining the compensation awarded to non-executive employees.

•	The Board shall determine the terms of non-employee director compensation upon the recommendation of the Governance, Human Resources, and Compensation Committee, which will periodically review the Company’s director compensation policies and practices.

•	Overseeing succession planning for senior management, including recruiting, appointment and evaluation and, if necessary, termination of the Chief Executive Officer, and oversight of appointment and performance of other senior executive officers.

•	The Board shall consider, and, where advisable, approve significant changes to the overall executive management structure based on the recommendation of the Governance, Human Resources, and Compensation Committee.

5.	Governance

•	Developing, approving and monitoring the Company’s approach to corporate governance.

•	Monitoring the size and composition of the Board and, at least annually, assessing the skills, expertise, experience, competencies and attributes of each Board member.

•	Examining, at least annually, the role and responsibilities of each of the Board committees to improve the effectiveness and efficiency of the Board.

•	Promoting a Board culture that optimizes Board effectiveness.

•	Taking reasonable steps to ensure that the Company has procedures in place to permit the Board to function independently.

6.	Integrity and Ethics

•	Approving and monitoring compliance with the Company’s Code of Conduct and other policies which foster a culture of integrity.

•	Obtaining reasonable assurance that the senior management strives to create a culture of integrity.

•	Establishing and overseeing a whistleblower process.

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7.	Corporate Communications

•	Satisfying itself that appropriate procedures and policies are in place regarding accurate and timely public disclosure, including reviewing and approving the Company’s Disclosure Policy.

•	Monitoring compliance with applicable corporate and securities law requirements regarding the accuracy and timeliness of disclosure.

Committees

Subject to applicable laws and the Articles and By-laws of the Company, the Board shall delegate certain authority and responsibilities to its committees and require that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. The Board has approved charters for each Board committee and shall approve charters for each new Board committee. The Board has established the following standing committees: the Audit and Risk Committee and the Governance, Human Resources, and Compensation Committee. The Board may establish other Board committees or merge or disband any Board committee. Each committee is required to reassess its written charter at least annually and report to the Board thereon. The Board has also approved position descriptions for the Committee Chairs, the Lead Director, the Chairman of the Board, and Chief Executive Officer. To facilitate communication between the Board and each Board committee, each Committee Chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. The Lead Director shall be an ex officio member of each of the Board’s standing committees, unless otherwise appointed to be a member of such committee.

Meetings

The Board shall schedule four regular meetings annually and special meetings shall be called as necessary. The frequency of meetings and the nature of agenda items shall depend on the state of the Company’s affairs and particular opportunities or risks that the Company faces. In its discretion, the Board may elect to conduct all or any part of its meetings in the absence of management and/or the non-independent Directors.

(a)	Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as Secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

(b)	Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent Directors and members of management are not present.

The Lead Director, or his or her designate or any other person that the Board requests, shall act as Secretary for any regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management are not present. The Lead Director will inform the Secretary of any action items during an in camera meeting and the Secretary will include such action items in the minutes of the meeting.

(c)	Directors’ Responsibilities

Each Director is expected to commit the time and resources necessary to properly carry out his or her duties. Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. New Directors are expected to understand fully the role of the Board and its committees and the expected contribution of individual Directors.

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The Lead Director and the Chairman of the Board are responsible for setting a carefully crafted agenda, as well as fulfilling all other responsibilities enumerated in their respective position descriptions. Directors may propose agenda items through communication with the Lead Director.

Service on Other Boards and Committees

To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, the Board has established guidelines with respect to service by Directors on outside public company boards of directors and committees. Exceptions to the below guidelines may be granted with the consent of the Board.

(a)	Service on Other Public Company Boards

Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships.

(b)	Service on Other Public Company Audit Committees

No Director that is a member of the Audit and Risk Committee may sit on more than three public company audit committees.

(c)	Board Interlocks

No more than two Directors may sit on the same outside public company board of directors.

(d)	Chief Executive Officer Service on Other Public Company Boards

The Company’s Chief Executive Officer may not sit on the board of directors of an outside public company.

(e)	Other Conflicts of Interest

No Director may serve on the board of a competitor or of a regulatory body with oversight of the Company or its subsidiaries or any other board which the Governance, Human Resources, and Compensation Committee reasonably determines is inadvisable.

Directors are required to advise the Chairman of the Board and the Chair of the Governance, Human Resources, and Compensation Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

In addition, Directors must notify the Chairman of the Board and the Chair of the Governance, Human Resources, and Compensation Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Company or its affiliate or potentially impact the reputation of the Company.

Continuation of Board Members

When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, principal occupation, industry affiliation, other boards on which the Director serves etc.), the Board shall, considering the recommendation of the Governance, Human Resources, and Compensation Committee and in light of all the circumstances, determine whether to request that the Director resign.

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Authority of the Board

The Board shall have unrestricted access to management and employees of the Company. The Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports.

Subject to prior consultation with the Chief Executive Officer (except in unusual circumstances), the Board is authorized to:

1.	retain and terminate external legal counsel, consultants and other advisors it determines necessary to carry out the Board’s duties and responsibilities; and

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Board.

Security Ownership by Directors

Each Director (except Directors who are officers of the Company) is required to beneficially own that number of securities of the Company the market value of which is at least three times the regular annual cash retainer paid to such Director. New Directors will be given three years following their appointment to meet this ownership requirement. The Chairman of the Board is required to beneficially own that number of securities of the Company the market value of which is at least five times the regular annual cash retainer paid to the Chairman. The Chief Executive Officer is required to beneficially own that number of securities of the Company the market value of which is at least ten times their current base salary.

Director Education

New directors will be provided with a director orientation program regarding the operation of the business and affairs of the Company and the role of, and expectations as to the contributions to be made by, the Board and its committees. Directors are expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors.

Board Assessment

The Governance, Human Resources, and Compensation Committee will coordinate an annual self-assessment of the Board and each committee’s performance and will discuss the results of the assessment with the full Board and each committee. These assessments shall take into account, among others, the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee and the contribution of each director to the effectiveness of the Board.

Annual Review of the Mandate

In connection with the preparation of the Company’s management information circular for the annual meeting of shareholders, the Board shall review and reassess the Mandate for adequacy and make changes as it deems necessary.

No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

CI FINANCIAL Proxy Circular	88

Questions?

For questions or more information with respect to the Annual General Meeting of CI Shareholders, please contact our proxy solicitation agent:

Toll Free North America: (800) 845-1507

Outside North America (International): (201) 806-7301

Email: INFO-TMXIS@TMX.com

15 York Street
2nd Floor
Toronto, Ontario M5J 0A3

Phone: 416.364.1145
Toll-Free: 1.800.268.9374

Email: investorrelations@ci.com
Email (independent director): LeadDirector@ci.com

www.cifinancial.com

CI FINANCIAL Proxy Circular